02034280

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bridgestone Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

FILE NO. 82- 1264

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/29/02

BRIDGESTONE

82-1264

ARAS
12-31-01

02 MAY 21 AM 10: 2?

Here are our priorities

2001 ANNUAL REPORT

Financial Highlights

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2001 and 2000

	Millions of yen		Percent change	Thousands of U.S. dollars
	2001	2000	2001/2000	**2001**
Net sales	**¥2,133,825**	¥2,006,902	+6.3	**$16,171,466**
Net income	**17,389**	17,741	–2.0	**131,785**
Total assets	**2,443,793**	2,038,578	+19.9	**18,520,599**
Shareholders' equity	**835,144**	778,713	+7.2	**6,329,246**
Additions to property, plant and equipment	**104,313**	137,772	–24.3	**790,549**
Per share in yen and U.S. dollars				
Net income				
Basic	**¥20.20**	¥20.60	–2.0	**$0.15**
Diluted	**20.19**	20.59	–2.0	**0.15**
Cash dividends	**16.00**	16.00	—	**0.12**

Note: Solely for the convenience of readers, the Japanese yen amounts in this 2001 annual report are translated into U.S. dollars at the rate of ¥131.95 to $1. Bridgestone Corporation translated Japanese yen amounts into U.S. dollars in its annual reports, news releases and other publications at the annual average rate for the corresponding year. From this 2001 annual report, Bridgestone Corporation translates Japanese yen into U.S. dollars at the approximate fiscal year-end rate.

Bridgestone Corporation

is the world's largest

manufacturer of tires and

other rubber products.

Tokyo-based Bridgestone and

its subsidiaries manufacture

and market products worldwide.

The company's leadership in tire technology is especially evident in motorsports. Bridgestone- and Firestone-brand tires are dominant in Formula One and in Indy car racing.

Bridgestone complements *world-class tire operations with a successful line of diversified businesses. Those businesses include industrial products, construction materials, sporting goods and bicycles.*

Management is committed to maximizing value for shareholders and for all Bridgestone stakeholders. This report outlines several measures for fulfilling that commitment.

Dear Bridgestone Stakeholder:



I believe strongly in keeping our shareholders and all our stakeholders apprised of our status and direction. In that spirit, I have held 10 press conferences since becoming president to report on our activities. And I have sent two letters directly to shareholders to explain our perspective on important events. In that same spirit of openness, I offer this personal message about the challenges and opportunities before us and about our response.

When I became president in March 2001, I cited three priorities for the Bridgestone Group:

- Rebuild our subsidiary's operations in the Americas
- Reinforce confidence in our products and in our companies
- Outline a long-term vision for our organization, especially in regard to technology

I am happy to report that we have made progress in addressing those priorities. In this message, I will outline that progress briefly. You will get a closer look at our activities on the following pages of this report. But let's begin by reviewing our overall business and financial performance in the past year and our projections for 2002.

Our net income declined 2.0%, to ¥17.4 billion ($132 million), despite a 6.3% increase in net sales, to ¥2,133.8 billion ($16,171 million). The decline in net income resulted mainly from other expenses of ¥203.2 billion ($1,540 million) that we recorded in the Americas. Those losses comprised charges for revaluations of fixed assets, for costs associated with a plant closure and other production adjustments, and for expenses related to voluntary product recall and replacement programs.

Sales benefited from the weakening of the yen. The Japanese currency averaged ¥122 to the U.S. dollar and ¥109 to the euro in 2001, compared with ¥108 to the dollar and ¥100 to the euro in 2000. That amplified the yen-denominated value of business outside Japan and offset the effect of a unit sales decline in the Americas. Our sales increased in unit volume and local currencies in every other principal market.

We expect that net income will recover robustly in 2002. Our American subsidiary's operations are proceeding on schedule toward breaking into the black in the second half of 2002 and for the full year. We also believe that we are headed for growth in sales and earnings in our other principal markets. Altogether, we expect net income to climb 274%, to ¥65 billion, on growth of 3% in net sales, to ¥2,200 billion.

Rebuilding in the Americas

A sweeping reorganization of Bridgestone/Firestone's operations in the Americas has positioned those operations to begin growing profitably again. Newly established companies are responsible for North American tire manufacturing and wholesaling, for the retail and credit card businesses, for diversified operations, and for other pertinent functions, and those companies operate under a common holding company. John Lampe continues to head our subsidiary's operations in the Americas as CEO of the holding company and of the company responsible for North American tire manufacturing and wholesaling.

The reorganization sharpens management's focus by shining a spotlight on profitability in each line of business. It also lowers funding costs by allowing profitable operations to borrow on the strength of their own good credit.

A trying chapter in our history closed in October 2001, when the U.S. National Highway Traffic Safety Administration ended an investigation of Firestone tires that began in May 2000. In a related development, Bridgestone/Firestone undertook a replacement program for some tires not included in the voluntary recall announced in August 2000.

Bridgestone/Firestone has reached settlements with more than 600 plaintiffs in court cases related to the product recall. It will continue to negotiate in good faith toward reaching settlements with the remaining plaintiffs. The settlements to date have cleared up most of the uncertainty about potential liabilities. They underlie our confidence in the adequacy of Bridgestone/Firestone's provisions for contingent liabilities and in the integrity of our earnings projection.

In May 2001, Bridgestone/Firestone terminated a century-old relationship with Ford Motor Company because the relationship's foundation of mutual trust had eroded. The Bridgestone Group continues to do business with Ford, however, in markets outside the Americas. I have met personally with senior Ford executives to discuss the issues that undermined our mutually beneficial business in the Americas.

Reinforcing confidence

Quality—along with the safety and customer satisfaction that arise from quality—is the essence of confidence in our brands. I have taken charge of a program for promoting quality improvements at companies throughout the Bridgestone Group. In that program, we have broadened our approach to encompass the quality of planning and development and the quality of service and management, as well as the quality of manufacturing. You will find a brief summary of the program on page 12.

Evidencing the superiority of the technology that underlies our product quality is our success in motorsports. Teams equipped with Bridgestone and Firestone tires continue to dominate the standings in Formula One racing and in other open-wheel formats, including Championship Auto Racing Teams (CART) and Indy Racing League (IRL) competition.

Defining a vision

Tires remain the core of our business, and we will continue to lead the industry in putting important new tire technologies onto the road. A good example of that leadership is our runflat technology for keeping a tire running safely for a specified distance at a specified maximum speed after it loses pressure.

We announced a technological alliance in runflat technology with Continental AG in January 2002. Our two companies have developed complementary technologies for adapting runflat systems to conventional wheels. That is in contrast with competing systems, which require special wheels. Our technologies thus promise to make the benefits of runflat systems available widely and affordably.

Underlying the quality and cost-competitiveness of all our tire products is our production technology. We continue to hone that technology through advances in process control and automation. A special emphasis is work on integrating all the steps in tire manufacturing in a compact, space-saving flow.

Products besides tires also are part of our vision for lasting growth. We have pruned our portfolio of diversified products to focus it on items that offer ample potential for profitable growth.

Fulfilling our vision will require strong management. We have strengthened our decision-making function by shrinking our board of directors to 8 members, from 28 previously. The leaner board of directors enables us to respond more quickly to opportunities and issues.

April 2002

S. Watanabe.

Shigeo Watanabe
President, Chief Executive Officer and Chairman of the Board

The Americas are the world's largest tire market, and our subsidiary's American operations are regaining momentum. Sales are recovering in replacement tires. Business with automakers remains strong. Morale is high. Our American colleagues are making good on their slogan, Making it Right.

Rebuilding in the Americas





Defining a Vision



Reinforcing Confidence





Retailers of our products around the world have done a masterful job of reinforcing our relationship with consumers. In-shop consultation, driving clinics and other efforts are reacquainting customers with our fundamental strengths. We also are reasserting those strengths with automakers. Most important of all, we are gaining renewed self-confidence.



Technology is our core consideration as we position the Bridgestone Group for lasting, profitable growth. We are preparing a new generation of automated systems for producing tires. And we are readying new kinds of value-added tire products. We also are nurturing diversified business in high-technology, high-margin product sectors. Our president himself heads a committee that is screening technologies for commercializing through new ventures.



“We have reached a big turning point in coping with the issues that have affected our subsidiary operations adversely in the Americas. Bridgestone/Firestone's people are working hard and well to restore their operations to profitability in 2002. They are appealing to customers in tune with their slogan, Making it Right. And the customers are responding. Sales of Bridgestone and Dayton tires continue to grow in the Americas, and dealers report new vigor in demand for Firestone tires.”

Bridgestone/Firestone has put in place a new business platform to support renewed profitability. We expect that subsidiary to return to profitability in 2002. ○ Closing the tire plant in Decatur, Illinois, has restored capacity utilization to essentially 100% in passenger car tires. Revaluations of fixed assets have reduced depreciation expenses greatly. Our subsidiary's new organization has enabled its operating units to raise funds on improved terms. An infusion of capital from Japan also has lowered funding costs. ○ Most important, sales are beginning to grow again. American sales of Bridgestone-brand tires are surging, powered by new-product introductions. The Dayton brand remains a source of steady growth. Bridgestone/Firestone's house brands also are performing well. And the Firestone brand is regaining consumer confidence. ○ Leading Bridgestone/Firestone's sales recovery in North America are its 2,200 company-owned stores—the world's largest tire and automotive service network—and thousands of independent retailers. In support of their efforts, our subsidiary is promoting all our main tire brands aggressively through stepped-up advertising and PR events.

in the Americas



Firestone Affinity LH30



Bridgestone/Firestone Americas Holding CEO John Lampe describes his plans for Making it Right.

Customers are listening

Same-store sales at Bridgestone/Firestone's company-owned tire and automotive service centers in North America already are almost back to their pre-recall level in terms of dollar value. And we expect tire sales to recover fully in terms of unit volume in 2002. A similarly encouraging trend is evident at independent retailers. Real-world statistics underscore the safety and reliability of Bridgestone/Firestone's tire products. Retailers are making the most of our subsidiary's product strengths through conscientious marketing that calls attention to the importance of proper tire maintenance.


AN UNSURPASSED RECORD:
52 FIRESTONE WINS AT THE
INDIANAPOLIS 500!

Displays in retail outlets across the Americas highlight our winning ways in motorsports. Bridgestone- and Firestone-brand tires are dominant at the summit of American motorsports in Indy Racing League (IRL) and Championship Auto Racing Teams (CART) competition. That dominance reminds customers of our technological edge, which carries over into tires for ordinary driving on streets and highways.

We have a solid foundation in Latin America

A strong contribution from Latin America is part of our expectations for a profitable year in the Americas in 2002. A new labor agreement has bolstered cost-competitiveness at Bridgestone/Firestone's two big tire plants in Mexico. The Brazilian and Costa Rican plants are efficient pillars of our supply strategy for the Western Hemisphere, and our subsidiary continues to expand capacity at those plants. Even in Argentina, profitability is recovering as the weak currency makes exports more competitive. The Bridgestone Group has a large market presence in the promising markets of Latin America, and group companies are upgrading their support for independent dealers to expand that presence further.

Our plants have got it right

The people responsible for making tires are in the vanguard of Bridgestone/Firestone's Making it Right campaign. They have adopted the industry's most rigorous measures for ensuring quality. Those measures assure customers that reliable quality will remain the Bridgestone Group's greatest strength. Productivity is better than ever at our subsidiary operations in the Americas, and return on fixed assets is rising. Organizing North American tire manufacturing and wholesaling as a stand-alone company has riveted management and employees on the work at hand. With a shared sense of purpose, they are rebuilding their business momentum steadily.

In 2002, Bridgestone/Firestone has begun supplying CART tires under the Bridgestone name. It continues to supply tires under the Firestone name to IRL teams. Bridgestone is a global brand, and the switch in brands is in response to CART's increasingly global geography. The series now includes stops in Japan, Australia, the United Kingdom and Germany, as well as in the United States, Mexico and Canada. Nine of the 19 CART races in 2002 will be outside the United States. The internationalization of the world's fastest racing series has proved an ideal vehicle for promoting the world's best tires.

The Bridgestone brand is coming on strong


Making it Right
Firestone


KLEIN TOOLS


BRIDGESTONE
Firestone
MANAUS

U.S. unit sales of Bridgestone-brand tires


Replacement tires for passenger cars
(1997=100)
150
125
100
75
50
97
98
99
00
01

We are finding ways to grow

Sales in the Americas in 2001 were up more than 11% over the previous year, partly on account of the weakening yen. Unit sales of Firestone-brand tires remain below their peak level. But Bridgestone/Firestone has compensated for that temporary weakness with a range of strong brands. Unit sales of passenger car tires under the Bridgestone, Dayton and house brands grew in 2001 in the replacement market. In the second half of the year, Bridgestone tires pulled even with Firestone unit sales in passenger car replacement tires for the first time. Bridgestone/Firestone continues to expand its network of company-owned stores. It added more than 500 outlets in 2001 by increasing its equity holding in Morgan Tire and Auto to a majority stake.

Assure customers of quality tires and reliable service. That is how the Bridgestone Group companies are reinforcing confidence in their products and operations. ○ An upcoming revision of U.S. Department of Transportation regulations will strengthen the standards under which tires are tested. We support that revision—the first of its kind in 30 years—and have acted in advance to fulfill the anticipated new standards. Bridgestone/Firestone's warranty program, meanwhile, remains the most comprehensive in the U.S. tire industry. ○ At Bridgestone/Firestone's North American automotive service centers, the MasterCare program guarantees dependable maintenance and repair work. A shop that bears the MasterCare emblem complies with systematic guidelines for skills, equipment, attitude, cleanliness and other elements of service. ○ In Japan, some 560 independent tire retailers have increased their visibility and enhanced their image by adopting our Mr. Tire Man signage and service guidelines. Our European operations also are reinforcing customer confidence through systematic branding programs, including the First Stop network of affiliated dealers.



“Our predecessors at Bridgestone shared an unspoken understanding of common values. But unspoken understanding is insufficient to shape and steer the global organization that we have become. So we have spelled out our philosophy in words that everyone can understand. The core concepts are trust and pride: the trust that we earn from customers and from everyone in the community. And the pride that we feel in earning that trust.”


HUNTER
HUNTER

A service technician explains the importance of proper tire maintenance to a customer. (Safety glasses are a requirement for everyone in the service shops at our retail outlets.)

Reinforcing Confidence



Bridgestone Turanza ER30

Michael Schumacher and the Ferrari F1 team rode Bridgestone Potenza tires to the drivers' and constructors' championships in 2001. That was the fourth year in a row that our tires carried F1 competitors to both championships. And we are off to a winning start again this year: Bridgestone-equipped drivers have won three of the first four races of the 2002 F1 season.

Winners win on our tires



In Indy car racing, Bridgestone/Firestone has become the exclusive supplier to CART and IRL teams after dominating those series in competition with other brand tires. Our Firestone tires have taken more checkered flags at the Indianapolis 500—52 wins—than all other tire brands combined.

World-class quality gets even better

Consumers and automakers expect the Bridgestone Group companies to furnish tires of the same world-class quality wherever those tires are made and sold. So our quality assurance program needs to (1) span the globe, (2) employ objective, precisely measurable criteria and (3) deliver the industry's highest quality at internationally competitive cost. To fortify that program, we are (1) upgrading procedures for securing customer input, (2) improving interdivisional communication, (3) adopting scientifically rigorous methodology and (4) standardizing processes thoroughly. Those efforts already are raising yields and lowering costs at Bridgestone plants in Japan, and subsidiaries have begun introducing the same principles at plants worldwide.

The world's automakers know

Leading automakers on six continents display steady confidence in our products. General Motors, the world's largest automaker, has named us a worldwide Supplier of the Year for 2001. That followed an identical honor in the previous year (*below, lower photo*), and it is our seventh consecutive worldwide Supplier of the Year award from GM.

The past year was our first full year of supplying tires to DaimlerChrysler for factory installation. We supply the German automaker with Bridgestone Turanza tires for mounting on Mercedes C-class passenger cars (*below, left*) sold worldwide. Most of Europe's large automakers now purchase Bridgestone or Firestone tires for factory installation. Meanwhile, our tires remain the first choice for all of the Japanese automakers.

Ferrari equips the exquisite Modena (*below, right*) and other models with Bridgestone tires. The legendary Italian automaker honored Bridgestone in 2001 with its president's award for supplier excellence.


S-HC 5475





Cash and cash equivalents at year-end


¥ billion
250
200
150
100
50
0
97
98
99
00
01

Our financial position is strong and getting stronger

We also reinforce confidence in our operations by maintaining a sound balance sheet. *Cash and cash equivalents at year-end more than doubled* in 2001, and that indicator of liquidity has increased more than fourfold over the past five years. Our current ratio (current assets divided by current liabilities) also improved markedly in 2001, increasing to 1.53 at year-end, from 1.23 at the beginning of the year.

Defining a Vision



Engineering personnel at a Bridgestone research and development laboratory in Yokohama explore possibilities in new technologies for diversified products.



You will see us become a lot more aggressive in managing our intellectual property. I head a multidisciplinary group that will identify promising 'seeds' and consider a broad range of avenues for commercializing their possibilities. That will include developing technologies ourselves, of course, but it also will include increased activity in licensing and spinoffs. No longer will we let promising technologies lie fallow simply because they don't mesh with our in-house development programs.



Bridgestone Potenza RE01

We are presenting customers with exciting new possibilities in tires and in other products. For example, we exhibited a concept model of a suspension module at the Tokyo Motor Show in October 2001. Developing tires, brakes and shock absorbers in conjunction with each other helps optimize overall performance. It will make cars safer and more comfortable. And it will position us as a core supplier of integrated automotive systems. ○ Runflat systems, long a niche technology, are on the verge of becoming a mainstream product. Our runflat systems work with conventional wheels, which is cost-advantageous for automakers, maintenance shops and customers. ○ We have sharpened our focus in diversified products—fortifying profitable operations and exiting unprofitable ones. Functional films and membranes are a promising product line where we have built a strong market position, and we recently announced a display technology that is a potential alternative to liquid crystal displays. We also continue to reinforce our position in construction materials, industrial products, bicycles and sporting goods.

We expect demand for runflat tires

That growth will occur when automakers begin equipping large numbers of vehicles with low-pressure warning systems for tires. Runflat tires keep functioning safely for a specified distance at a specified maximum speed after losing pressure. Motorists can and do install them on cars not equipped with tire pressure monitoring systems. Runflat tires now work so well, however, that a driver


OCT MAIN OP. PANEL
No.1 C/L OP.

New production technologies are in the works

Bridgestone/Firestone has automated the tire building process thoroughly at its plant in Aiken County, South Carolina. And we are developing technology for automating the entire production sequence. Continuing advances in automation are raising productivity, strengthening quality assurance and improving workplace safety at our plants worldwide.

Runflat systems already are on the road

Toyota has begun offering our runflat tires on high-performance luxury cars (*photo*). We also supply runflat tires to BMW, Daihatsu and Nissan for factory installation. We will produce about 180,000 runflat tires in 2002 based on our reinforced sidewall technology, and we expect that volume to reach 1.5 million in 2005. That is apart from the tires that we will begin producing based on Continental's support ring technology.

to grow dramatically

might not notice a loss of pressure. So popularizing runflat tires widely will depend on providing reliable means of alerting drivers to a drop in tire pressure. Factors that could prompt automakers to install pressure-warning systems include (1) government regulations and (2) fuel savings from eliminating the weight of the spare tire and the vehicle space required to house the spare.

The runflat technologies that we share with Continental differ decisively from the system proposed by our principal competitors. Unlike the rival system, our technologies work with conventional wheels. That avoids the need for spending on new wheels and maintenance equipment. We at Bridgestone have commercialized runflat tires that employ rubber-reinforced sidewalls (*below, left*). Continental uses rubber-and-steel rings in the tires (*below, right*). Sidewall reinforcement is well suited to high-end, high-performance cars. Reinforcement rings perform especially well on comfort-oriented luxury cars and sport-utility vehicles. Our complementary systems will help stimulate demand for runflat technology.



Our new material for electronic displays is a high-fluidity powder. Reflection-type displays that use the material will be brighter and will offer much faster response than reflection-type liquid crystal displays (LCDs). They also will allow for a broader range of viewing angles. In addition, they will consume less electricity than LCDs do, and they will be fully cost-competitive with LCDs. We expect to offer commercially viable display modules by the end of 2003.

Response with our new display technology is 100 times faster than with liquid crystals


BRIDGE
STONE
CORPO
RATION





Modular systems are the future of automobile manufacturing

Preassembling multiple components in integrated modules offers compelling benefits for automakers and consumers. Modules simplify vehicle assembly lines and lower costs. They improve the interaction of components and can make new features possible. The suspension module that we unveiled in autumn 2001 comprises tires, brakes, shock absorbers and related components. It provides a safer, quieter and more-comfortable ride. Our partners in developing the suspension modules are Akebono Brake Industry Co., Ltd. and shock absorber manufacturer Kayaba Industry Co., Ltd. We are negotiating possible supply arrangements with several automakers. We also are exploring applications for Firestone air springs—market leaders in truck systems—in suspension modules for trucks and large passenger cars.

Management's Discussion and Analysis

All financial information in the following discussion and analysis is from the consolidated financial statements and notes. Financial disclosure by Bridgestone Corporation (the "Company") is in accordance with accounting principles and practices generally accepted in Japan ("Japanese GAAP"). See Note 17 in the Notes to Consolidated Financial Statements for information about the differences between Japanese GAAP and U.S. GAAP.

Business and Markets

The business of the Company and its subsidiaries (the "Companies") comprises two main segments: tires, including tires, tubes, wheels, related accessories and automotive maintenance, and other, consisting mainly of chemical products, industrial rubber products, sporting goods and bicycles. Tires contributed approximately 79% of net sales in 2001, a percentage contribution that has remained basically constant for several years.

Net sales increased 6.3% in 2001, to ¥2,133.8 billion ($16,171 million). In sales by company location, sales at the Company and its Japanese subsidiaries declined 0.5%, to ¥826.9 billion ($6,267 million). At operations based in the Americas, sales increased 11.1%, to ¥918.3 billion ($6,960 million). Sales at European operations increased 11.8%, to ¥216.0 billion ($1,637 million). Sales at operations in other regions—including Asian nations besides Japan, Australia, New Zealand, Africa and the Middle East—increased 10.3%, to ¥172.5 billion ($1,308 million).

Composition of sales by geographic segment

(% of net sales)

FY	2001	2000
Japan	38.8	41.4
Americas	43.0	41.2
Europe	10.1	9.6
Other	8.1	7.8
	100.0	100.0

In sales by customer location, total sales outside Japan increased 10.4% in 2001, to ¥1,377.4 billion ($10,439 million). That increase comprised sales gains of 11.4% in the Americas, to ¥914.9 billion ($6,933 million); 10.5% in Europe, to ¥227.3 billion ($1,723 million); and 6.4% in other regions, to ¥235.2 billion ($1,783 million). Business with customers outside Japan

Net sales


¥ billion
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

Sales of tires


¥ billion
2,000
1,600
1,200
800
400
0
97
98
99
00
01

accounted for 64.6% of net sales in 2001, compared with 62.2% in 2000.

Movement in currency exchange rates amplified the contribution of sales outside Japan to the yen-denominated figures for consolidated sales. Japan's currency averaged approximately ¥122 to the U.S. dollar and ¥109 to the euro in 2001, compared with ¥108 to the U.S. dollar and ¥100 to the euro in 2000.

Sales were flat in Japan because a decline in diversified business—where demand was generally weak—offset growth in tire business. The Company was notably successful in strengthening its affiliated tire retail channels in Japan during the year. Those channels center on large-volume tire and automotive maintenance stores operated directly by regional domestic sales companies under the Tire Kan name; neighborhood tire shops operated by independent retailers who have adopted the Company's Mr. Tire Man signage and service guidelines; and Cockpit automotive accessory shops, which cater to young automotive aficionados. The domestic retail channels included 416 Tire Kan stores, 562 Mr. Tire Man shops and 196 Cockpit outlets at 2001 year-end.

A snowy winter also contributed to the good sales performance in tires in Japan. Bridgestone has a decisive competitive edge in the Japanese market for winter tires with its Blizzak studless tires. Those tires contain a patented compound of foamed rubber that maintains excellent grip on snow and ice.

In the Americas, the weakening yen translated a small decline in dollar sales into an increase in yen-denominated sales. Sales declined overall because of the aftereffects of the voluntary tire recall and continuing weakness in demand for truck and bus tires. Strong growth in Bridgestone-brand sales in the replacement market for passenger car tires and continuing growth in business with automakers partially offset the downturn in sales of Firestone-brand replacement tires. The acquisition of Morgan Tire and Auto, Inc., added more than 500 outlets to the North American network of company-owned tire and automotive maintenance stores. That network now comprises approximately 2,200 outlets.

In Europe, the Companies registered a sales increase in euros, which the weakening Japanese currency amplified in yen-denominated results. Success in promoting new products and in expanding sales channels more than offset the adverse effect of a warm winter on sales.

Vigorous marketing and expanded sales channels also produced an increase in sales in other regions. Sales surged in China and increased solidly in Southeast Asia.

In sales by industry segment, business in tire operations expanded 8.1% in 2001, to ¥1,687.2 billion ($12,787 million). Sales in other operations were essentially unchanged, at ¥446.6 billion ($3,385 million).

Composition of sales by industry segment

(% of net sales)

FY	2001	2000
Tires	**79.1**	77.7
Other	**20.9**	22.3
	100.0	100.0

The sales growth in tires occurred as the effects of the weakening yen offset an overall decline in unit sales. Unit sales increased in Japan, Europe and other regions. But a sharp downturn in the Americas more than offset those gains. The Companies supported sales in the tire segment with successful product introductions worldwide and with progress in expanding and strengthening sales channels in principal markets.

Tire products handled by the Companies include tires for earthmoving equipment, agricultural machinery, aircraft, subway trains and motorcycles, as well as for passenger cars and for trucks and buses. The Companies are the world's largest supplier or one of the three largest suppliers in each principal category of tire products.

Japan is the principal market for the Companies' diversified products. So the weakening of the yen benefited sales less in this segment than it did in tires. In markets outside Japan, the

Sales of other products


¥ billion
500
400
300
200
100
0
97
98
99
00
01

Currency exchange rates
(annual average rates)


150
120
90
60
30
0
¥/$
¥/€
97
98
99
00
01

Companies' operations in the Americas have strong market positions in roofing materials and in air springs for trucks. In addition, the Companies market rubber tracks, conveyor belts and other industrial products in several nations.

The Companies' sales of industrial products, including conveyor belts and marine hoses, were flat in 2001 as growth in markets outside Japan offset weakness in Japan. Business in chemical products, including urethane foam for automobile seats and other applications, declined, partly because of a decline in Japanese unit production of vehicles.

Sales of vibration-isolating components and other parts for automobiles and for industrial vehicles, earthmoving equipment and agricultural machinery declined in 2001 because of declines in unit production of vehicles and machinery. Business in construction materials was firm. Sales of materials for electronic equipment declined because of the slump in the information technology sector. Sporting goods and bicycles also are important businesses in the Companies' diversified operations, and sales of sporting goods increased.

Expenses and Net Income

Cost of sales increased 7.8%, to ¥1,376.4 billion ($10,432 million), and gross profit increased 3.7%, to ¥757.4 billion ($5,740 million). The gross profit margin declined to 35.5%, from 36.4% in the previous year. Gross profitability reflected (1) the decline in unit sales volume and (2) lowered production volume to reduce inventories in North America, among other factors.

Gross profit margin

(% of net sales)

FY	2001	2000	1999	1998	1997
	35.5	36.4	38.8	38.1	37.3

Selling, general and administrative expenses increased 12.4%, to ¥639.4 billion ($4,845 million). Research and development expenditures increased 2.7%, to ¥62.8 billion ($476 million), and advertising costs increased 20.0%, to ¥103.0 billion ($781 million). The number of employees increased 2.5%, to 104,700 at year-end.

Selling, general and administrative expenses

(% of net sales)

FY	2001	2000	1999	1998	1997
	30.0	28.3	27.4	27.0	27.1

Operating income declined 27.0%, to ¥118.0 billion ($894 million), and the operating income margin was 5.5%, compared with 8.1% in the previous year. The decline in operating profitability reflected (1) the decline in the gross profit margin and (2) increased expenses in the Americas, among other factors.

Operating income margin

(% of net sales)

FY	2001	2000	1999	1998	1997
	5.5	8.1	11.4	11.1	10.2

Net interest expense rose 40.9%, to ¥22.3 billion ($169 million), reflecting an increase in long-term borrowings. Interest coverage (the sum of operating profit and interest and dividend income divided by interest expense) was 4.6, compared with 8.1 in the previous year.

Interest coverage

(times)

FY	2001	2000	1999	1998	1997
	4.6	8.1	16.9	13.8	11.5

Operating income


¥ billion
300
240
180
120
60
0
97
98
99
00
01

Net income


¥ billion
¥
150
120
90
60
30
0
Basic net income per share
(right scale)
97
98
99
00
01

The Companies recorded other expenses of ¥203.2 billion ($1,540 million) in connection with the voluntary recall and restructuring measures at its operations in the Americas. Those losses comprised ¥93.0 billion ($705 million) in impairment of fixed assets, ¥29.8 billion ($225 million) in costs associated with a plant closure and other production adjustments, and ¥80.4 billion ($609 million) in recall-related expenses.

As a result of the other expenses described above, the Companies posted a loss before income taxes and minority interests of ¥128.8 billion ($976 million). Offsetting that loss was a tax benefit of ¥153.8 billion ($1,165 million). That benefit arose primarily in connection with a loss of ¥382.5 billion ($2,899 million) incurred by the Company in the write-down of the stock of its United States-based subsidiary, Bridgestone/ Firestone, Inc.

Net income declined 2.0%, to ¥17.4 billion ($132 million), and diluted net income per share declined 2.0%, to ¥20.19 ($0.15). The Company maintained the cash dividend per share at ¥16 ($0.12).

Net return on sales

(% of net sales)

FY	2001	2000	1999	1998	1997
	0.8	0.9	4.3	4.7	1.8

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	2001	2000	1999	1998	1997
	2.2	2.3	12.3	15.6	6.4

Net return on assets

(% of simple average of year-end total assets)

FY	2001	2000	1999	1998	1997
	0.8	0.9	4.9	5.8	2.2

Financial Position

Shareholders' equity increased 7.2%, to ¥835.1 billion ($6,329 million), and the ratio of shareholders' equity to total assets was 34.2% at year-end, compared with 38.2% a year earlier. The increase in shareholders' equity included net unrealized gains on securities and a decline in the negative adjustment for foreign currency translation adjustments.

The decline in the ratio of shareholders' equity to total assets occurred as total assets increased 19.9%, to ¥2,443.8 billion ($18,521 million). That increase resulted primarily from the effect of the weakening yen in amplifying the yen-denominated value of assets outside Japan, an intentional increase in the Companies' cash position, and an upward valuation of securities holdings. A decline in machinery and equipment reflected the ¥93.0 billion ($705 million) in revaluations in the Americas.

The Companies debt to equity and debt ratio (interest-bearing debt divided by the sum of shareholders' equity and interest-bearing debt) was 0.48 at year-end, compared with 0.40 a year earlier. Total interest-bearing debt increased 48.2%, to ¥765.8 billion ($5,804 million), reflecting a 142.3% increase in long-term debt, to ¥434.7 billion ($3,294 million). The Companies raised ¥50 billion ($379 million) in long-term borrowings in April 2001 as part of continuing moves to shift their debt portfolio toward a longer-term weighting.

Debt/equity and debt ratio

(times)

FY	2001	2000	1999	1998	1997
	0.48	0.40	0.31	0.35	0.37

Shareholders' equity


¥ billion
1,000
800
600
400
200
0
97
98
99
00
01

Total assets


¥ billion
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

Purchases of property, plant and equipment totaled ¥104.3 billion ($790 million), down 24.3% from the previous year. The chief targets of investment were equipment renewals, new technologies and equipment for raising productivity, equipment and facilities for expanding production capacity, facilities for strengthening logistics and marketing, and equipment and facilities for developing new products and technologies.

The Companies have built a global network of 45 tire plants and 65 plants for diversified products in 24 nations, and they sell tires and other products in nearly every nation. That geographical scope is a core strategic strength for the Companies.

Net cash provided by operating activities increased 116.3%, to ¥145.9 billion ($1,106 million). Progress in reducing inventories contributed to the increase in operating cash flows.

Outlook

Management projects that net income in 2002 will rise approximately 274%, to about ¥65 billion, on an increase of about 3% in net sales, to approximately ¥2,200 billion. They have assumed an average exchange rate of ¥125 to the U.S. dollar in preparing those projections.

In Japan, management expects that demand for original equipment and replacement tires will remain at about the same levels as in 2001. And they expect the Company's unit sales in Japan also to remain at the same levels as in 2001.

They project an increase in unit tire sales in the Americas despite weak demand there. That projection is on the basis of progress in strengthening the Companies' sales channels in the

Ratio of shareholders' equity to total assets



%
50
40
30
20
10
0
97
98
99
00
01

Net assets per share



¥
1,000
800
600
400
200
0
97
98
99
00
01

Eleven-year summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2001	2000	1999	1998
Net sales:	**¥2,133,825**	¥2,006,902	¥2,085,720	¥2,236,699
Tires	**1,687,235**	1,560,182	1,638,304	1,772,226
Other	**446,590**	446,720	447,416	464,473
Operating income	**118,023**	161,785	236,777	248,318
Net income	**17,389**	17,741	88,690	104,626
Net income per share (in yen):				
Basic	**20.20**	20.60	103.98	126.28
Diluted	**20.19**	20.59	102.96	123.01
Total assets	**2,443,793**	2,038,578	1,792,744	1,830,149
Shareholders' equity	**835,144**	778,713	743,069	697,424
Ratio of shareholders' equity to total assets (%)	**34.2**	38.2	41.4	38.1
Additions to property, plant and equipment	**104,313**	137,772	175,495	220,625
Depreciation and amortization	**132,920**	119,925	118,464	107,474

Americas, a good market reception for newly introduced Bridgestone-brand tire products, and growing business with operators of truck and bus fleets.

In Europe, management expects that tire demand will remain at about the same levels as in the previous year. But they expect to achieve further growth in unit sales in Europe through vigorous marketing, especially in replacement tires.

Escalating competition will affect operating profit margins adversely. Earnings growth will benefit, however, from progress in revitalizing the Companies' operations in the Americas.

Management has earmarked ¥110 billion for capital spending in 2002. They expect to fund that investment entirely with internal cash flow.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties in regard to such factors as product liability, currency exchange rates, raw material costs, labor-management relations, and political stability. Those variables could cause the Companies' actual performance and results to differ from management's projections and plans.

Capital spending


¥ billion
250
200
150
100
50
0
97
98
99
00
01

Cash flow
(net cash provided by operating activities)


¥ billion
250
200
150
100
50
0
97
98
99
00
01

Millions of yen

1997	1996	1995	1994	1993	1992	1991
¥2,170,803	¥1,958,026	¥1,686,636	¥1,595,086	¥1,599,163	¥1,745,161	¥1,763,885
1,685,389	1,515,510	1,274,242	1,195,895	1,191,727	1,324,094	1,334,695
485,414	442,516	412,394	399,191	407,436	421,067	429,190
222,298	192,356	154,195	139,658	120,792	142,985	116,089
39,159	70,335	54,143	31,863	28,386	28,402	7,469
48.23	88.20	69.13	41.11	36.77	36.79	9.68
46.83	83.65					
1,800,659	1,722,918	1,559,950	1,672,661	1,746,610	1,839,562	1,809,188
641,382	579,366	474,949	497,661	474,511	448,639	441,457
35.6	33.6	29.7	29.8	27.2	24.4	24.4
160,468	127,226	87,769	77,064	115,902	154,432	138,059
200,831	111,968	110,149	102,179	109,258	99,963	94,265

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
At December 31, 2001 and 2000

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Current Assets:			
Cash and cash equivalents (Note 6)	¥ 238,913	¥ 116,075	$ 1,810,633
Notes and accounts receivable (Note 6), less allowance for doubtful accounts of ¥16,590 million ($125,729 thousand) in 2001 and ¥12,384 million in 2000	490,183	414,449	3,714,915
Inventories (Note 4)	341,374	357,299	2,587,147
Deferred income taxes (Note 11)	114,148	53,781	865,085
Other current assets	85,921	50,674	651,163
Total Current Assets	1,270,539	992,278	9,628,943
Property, Plant and Equipment (Note 6):			
Land	123,083	117,747	932,800
Buildings and structures	512,316	477,608	3,882,653
Machinery and equipment	1,368,425	1,329,796	10,370,784
Construction in progress	35,018	47,198	265,389
	2,038,842	1,972,349	15,451,626
Less accumulated depreciation	(1,290,597)	(1,167,800)	(9,780,955)
Net Property, Plant and Equipment	748,245	804,549	5,670,671
Investments and Other Assets:			
Investments in securities (Note 5)	107,488	46,293	814,612
Investments in and advances to affiliated companies	10,545	21,496	79,917
Long-term loans receivable, less allowance for doubtful accounts of ¥463 million ($3,509 thousand) in 2001 and ¥579 million in 2000	15,938	17,058	120,788
Deferred income taxes (Note 11)	179,059	87,673	1,357,021
Other assets	111,979	69,231	848,647
Total Investments and Other Assets	425,009	241,751	3,220,985
Total	¥2,443,793	¥2,038,578	$18,520,599

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Current Liabilities:			
Short-term borrowings (Note 6)	¥ 182,910	¥ 285,685	$ 1,386,207
Current portion of long-term debt (Note 6)	148,276	51,571	1,123,729
Notes and accounts payable	240,102	247,587	1,819,644
Income taxes payable	11,291	35,871	85,570
Accrued expenses	133,813	107,705	1,014,119
Provision for voluntary tire recall (Note 15)	69,952	39,912	530,140
Deferred income taxes (Note 11)	2,090	3,156	15,839
Other current liabilities	42,924	35,001	325,305
Total Current Liabilities	831,358	806,488	6,300,553
Long-Term Liabilities:			
Long-term debt (Note 6)	434,660	179,408	3,294,127
Accrued pension and liability for retirement benefits (Note 7)	239,881	184,423	1,817,969
Deferred income taxes (Note 11)	24,863	8,534	188,427
Other liabilities	38,455	45,168	291,436
Total Long-Term Liabilities	737,859	417,533	5,591,959
Total Liabilities	1,569,217	1,224,021	11,892,512
Minority Interests	39,432	35,844	298,841
Contingent Liabilities and Commitments (Notes 13 and 15)			
Shareholders' Equity (Note 8):			
Common stock			
Authorized—1,500,000,000 shares, issued and outstanding—861,245,547 shares in 2001 and 2000	125,115	125,115	948,200
Additional paid-in capital	120,840	120,840	915,801
Retained earnings	670,766	667,775	5,083,486
Minimum pension liability adjustments	(3,606)	(908)	(27,328)
Net unrealized gains on securities	37,059	—	280,856
Foreign currency translation adjustments	(114,502)	(133,882)	(867,768)
Treasury stock	(528)	(227)	(4,001)
Total Shareholders' Equity	835,144	778,713	6,329,246
Total	¥2,443,793	¥2,038,578	$18,520,599

Consolidated Statements of Income

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2001	2000	1999	2001
Net Sales (Note 14)	¥2,133,825	¥2,006,902	¥2,085,720	$16,171,466
Cost of Sales	1,376,439	1,276,312	1,277,396	10,431,519
Gross profit	757,386	730,590	808,324	5,739,947
Selling, General and Administrative Expenses	639,363	568,805	571,547	4,845,495
Operating income (Note 14)	118,023	161,785	236,777	894,452
Other Income (Expenses):				
Interest and dividend income	4,572	4,760	4,989	34,649
Interest expense	(26,835)	(20,561)	(14,291)	(203,372)
Foreign currency exchange loss	(2,439)	(3,480)	(6,728)	(18,484)
Provision for pension and retirement benefits	—	—	(27,095)	—
Impairment losses on assets (Note 10)	(93,019)	—	—	(704,956)
North American plant restructuring costs (Note 10)	(29,753)	—	—	(225,487)
Loss on voluntary tire recall (Notes 10 and 15)	(80,392)	(81,424)	—	(609,261)
Other, net	(18,919)	(13,198)	(7,283)	(143,380)
Income (loss) before income taxes and minority interests	(128,762)	47,882	186,369	(975,839)
Income Taxes (Note 11):				
Current	4,783	53,747	91,322	36,249
Deferred	(153,774)	(26,589)	2,047	(1,165,396)
Total	(148,991)	27,158	93,369	(1,129,147)
Income before minority interests	20,229	20,724	93,000	153,308
Minority Interests	(2,840)	(2,983)	(4,310)	(21,523)
Net Income	¥ 17,389	¥ 17,741	¥ 88,690	$ 131,785

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Net income:				
Basic	¥20.20	¥20.60	¥103.97	$0.15
Diluted (Note 8)	20.19	20.59	102.95	0.15
Cash dividends applicable to the year	16.00	16.00	14.00	0.12

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2001, 2000 and 1999

	Number of shares of common stock issued and outstanding (thousands)	Millions of yen						
		Common stock	Additional paid-in capital	Retained earnings	Minimum pension liability adjustments	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at January 1, 1999	838,901	¥116,301	¥110,928	¥564,617	¥ (279)		¥ (94,143)	
Net income for the year				88,690				
Cash dividends				(11,810)				
Bonuses to directors				(737)				
Merger of Bridgestone Metalpha	8,624	431	1,529	22,948				
Minimum pension liability adjustments					(793)			
Conversion of bonds to common stock (Note 6)	13,700	8,370	8,370					
Foreign currency translation adjustments							(71,353)	
Balance at December 31, 1999	861,225	125,102	120,827	663,708	(1,072)		(165,496)	
Net income for the year				17,741				
Cash dividends				(12,916)				
Bonuses to directors				(758)				
Minimum pension liability adjustments					164			
Conversion of bonds to common stock (Note 6)	21	13	13					
Foreign currency translation adjustments							31,614	
Treasury stock								¥(227)
Balance at December 31, 2000	**861,246**	**125,115**	**120,840**	**667,775**	**(908)**		**(133,882)**	**(227)**
Net income for the year				**17,389**				
Cash dividends				**(13,775)**				
Bonuses to directors				**(623)**				
Minimum pension liability adjustments (Note 8)					**(2,698)**			
Net unrealized gains on securities (Note 8)						**¥37,059**		
Foreign currency translation adjustments (Note 8)							**19,380**	
Treasury stock								**(301)**
Balance at December 31, 2001	**861,246**	**¥125,115**	**¥120,840**	**¥670,766**	**¥(3,606)**	**¥37,059**	**¥(114,502)**	**¥(528)**

	Thousands of U.S. dollars (Note 2)						
	Common stock	Additional paid-in capital	Retained earnings	Minimum pension liability adjustments	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at December 31, 2000	**$948,200**	**$915,801**	**$5,060,818**	**$ (6,881)**		**$(1,014,642)**	**$(1,720)**
Net income for the year			**131,785**				
Cash dividends			**(104,396)**				
Bonuses to directors			**(4,721)**				
Minimum pension liability adjustments (Note 8)				**(20,447)**			
Net unrealized gains on securities (Note 8)					**$280,856**		
Foreign currency translation adjustments (Note 8)						**146,874**	
Treasury stock							**(2,281)**
Balance at December 31, 2001	**$948,200**	**$915,801**	**$5,083,486**	**$(27,328)**	**$280,856**	**$ (867,768)**	**$(4,001)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2001	2000	1999	**2001**
Cash Flows from Operating Activities:				
Income (loss) before income taxes and minority interests	**¥(128,762)**	¥ 47,882	¥186,369	**$ (975,839)**
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**132,920**	119,925	118,464	**1,007,351**
Increase in accrued pension and liability for retirement benefits	**15,895**	3,933	18,162	**120,462**
Interest and dividend income	**(4,572)**	(4,760)	(4,989)	**(34,649)**
Interest expense	**26,835**	20,561	14,291	**203,372**
Gain on sales of property, plant and equipment	**(1,829)**	(2,438)	(2,356)	**(13,861)**
Gain on sales of investments in securities	**(354)**	(2,074)	(10,332)	**(2,683)**
Impairment losses on assets	**93,019**	–	–	**704,956**
North American plant restructuring costs	**29,753**	–	–	**225,487**
Loss on voluntary tire recall	**80,392**	81,424	–	**609,261**
Changes in assets and liabilities:				
(Increase) decrease in notes and accounts receivable	**13,029**	(12,642)	7,451	**98,742**
(Increase) decrease in inventories	**54,245**	(26,165)	(26,430)	**411,103**
Decrease in notes and accounts payable	**(17,228)**	(14,678)	(13,403)	**(130,565)**
Bonuses paid to directors	**(623)**	(758)	(737)	**(4,721)**
Other	**(23,003)**	(2,579)	14,996	**(174,331)**
Subtotal	**269,717**	207,631	301,486	**2,044,085**
Interest and dividends received	**4,600**	4,660	5,829	**34,861**
Interest paid	**(26,541)**	(21,021)	(14,510)	**(201,144)**
Payment for North American plant restructuring	**(1,606)**	–	–	**(12,171)**
Payment for voluntary tire recall	**(58,214)**	(43,876)	–	**(441,182)**
Income taxes paid	**(42,023)**	(79,935)	(95,901)	**(318,477)**
Net Cash Provided by Operating Activities	**145,933**	67,459	196,904	**1,105,972**
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	**(107,408)**	(144,632)	(175,495)	**(814,005)**
Proceeds from sales of property, plant and equipment	**8,313**	8,000	13,876	**63,001**
Payments for investments in securities, subsidiaries and affiliated companies	**(8,195)**	(24,246)	(9,073)	**(62,107)**
Proceeds from sales of investment securities	**1,515**	3,132	13,004	**11,482**
Other	**(17,003)**	(4,822)	3,242	**(128,860)**
Net Cash Used in Investing Activities	**(122,778)**	(162,568)	(154,446)	**(930,489)**
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term borrowings	**(157,460)**	99,337	(17,943)	**(1,193,331)**
Proceeds from long-term debt	**414,504**	89,545	38,935	**3,141,372**
Repayments of long-term debt	**(109,134)**	(38,302)	(35,656)	**(827,086)**
Cash dividends paid	**(13,743)**	(12,913)	(11,810)	**(104,153)**
Payments for repurchase of accounts receivable	**(35,884)**	–	–	**(271,951)**
Other	**(5,327)**	(2,256)	(1,538)	**(40,372)**
Net Cash Provided by (Used in) Financing Activities	**92,956**	135,411	(28,012)	**704,479**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**6,727**	(674)	(1,805)	**50,982**
Net Increase in Cash and Cash Equivalents	**122,838**	39,628	12,641	**930,944**
Cash and Cash Equivalents at Beginning of Year	**116,075**	76,447	63,806	**879,689**
Cash and Cash Equivalents at End of Year	**¥ 238,913**	**¥116,075**	**¥ 76,447**	**$1,810,633**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

NOTE 1—NATURE OF OPERATIONS

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and other products. They market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include automotive maintenance and repairs, retail business and credit card management, as well as tire development, manufacturing and marketing. Other products include industrial products, chemical products, automotive components, construction materials, electronic equipments, bicycles and sporting goods.

In connection with a merger between Bridgestone/ Firestone, Inc. ("BFS"), and its successor, Bridgestone/Firestone North American Tire, LLC ("BFNT"), the latter's sole shareholder became Bridgestone/Firestone Americas Holding, Inc. ("BFAH"), the U.S. holding company for, and wholly owned subsidiary of, the Company after November 2001. Subsequent hereto, reference to "BFS" will relate to both BFS and its successor, BFNT, for the purpose of describing any continuous events. Also, Morgan Tire & Auto, Inc. ("MTA"), one of the largest independent retailers of tires in the U.S. with 558 locations in 25 states and employing approximately 6,000 people nationwide, became a subsidiary of BFS, with BFS's share of MTA reaching 52.5% of the shares outstanding in 2001.

NOTE 2—BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in accordance with accounting principles and practices generally accepted and applied in Japan ("Japanese GAAP"), which are different from the accounting principles generally accepted in the U.S. ("U.S. GAAP"). The differences between Japanese GAAP and U.S. GAAP are summarized in Note 17, together with the reconciliation between Japanese GAAP and U.S. GAAP based net loss and shareholders' equity.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein.

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥131.95 to $1, the approximate rate of exchange at December 31, 2001. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of affiliated companies is included in other income (expenses) in the accompanying consolidated statements of income.

It is common practice in Japan that the accounts of foreign subsidiaries included in the consolidated financial statements are based on their accounting records which are maintained in accordance with accounting principles and practices generally accepted in their respective countries of domicile.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories

Domestic inventories are substantially stated at cost determined by the moving-average method, which does not exceed market. Inventories held by foreign subsidiaries are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method or average method, or market.

(e) Investments in securities

Prior to January 1, 2001, investments in securities listed on stock exchanges, other than securities of affiliated companies, were stated at the lower of cost, determined by the moving-average method, or market.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for financial instruments, including marketable and investment securities. The standard requires all applicable securities to be classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The effect of adoption of the new standard was not material to loss before income taxes and minority interests.

Investments in non-traded and unaffiliated companies are stated at cost determined by the moving-average method. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of foreign subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Goodwill

Goodwill recorded by subsidiaries and the excess of cost of the Companies' investments in subsidiaries and affiliated companies over its equity in the net assets at the respective dates of acquisition is being amortized over a period of 5 years.

(h) Provision for product warranties

The provision for product warranties, included in other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(i) Retirement and pension plans

JAPANESE DOMESTIC COMPANIES

Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum severance and, in certain cases, annuity payments on retirement, based on the rates of pay at the time of termination, years of service and certain other factors. Such benefits are principally provided by funded, defined benefit pension plans.

Effective January 1, 1999, the Company and its major domestic subsidiaries changed the method of accounting for retirement benefits and pension costs to provide for retirement benefit liabilities, which consist of projected benefit obligations for service rendered to date less the fair value of the pension plan assets as of the balance sheet date. Prior to January 1, 1999, the Company and all its domestic subsidiaries provided for retirement and severance benefit liabilities, which consisted of a provision for the unfunded lump-sum severance plan payments computed on the assumption that all employees terminated their employment at the balance sheet date, and the actuarial net present value of pension obligations calculated by using the actual long-term market rate of return less pension plan assets. The cumulative effect of this change in accounting policy as of January 1, 1999, was ¥27,095 million, which was charged to other expenses in the consolidated statement of income for the year ended December 31, 1999.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for retirement benefits, which was substantially the same as the accounting policy adopted by the Company, and accounted for the accrued pension and liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The liability for retirement benefits to directors (members of the Board of Directors) and corporate auditors is provided for at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors upon retirement are subject to approval at the shareholders' meeting.

Foreign subsidiaries

The funded defined benefit pension plans for the employees of certain foreign subsidiaries are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.87, "Employers' Accounting for Pensions," issued by the Financial Accounting Standards Board (the "FASB") in the U.S., while the postretirement benefits other than pensions for all health care and life insurance benefit plans are accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of retiree postretirement benefits during the active service period of the employee. Other foreign subsidiaries have defined contribution pension plans or severance indemnity plans which substantially cover all of their employees.

(j) Leases

Finance leases are capitalized.

(k) Revenue recognition

Sales are recognized when products are shipped or when services are rendered to customers.

(l) Income taxes

The provision for income taxes is computed based on income before income taxes included in the accompanying consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(m) Bonuses to directors

Bonuses to directors are subject to approval at the shareholders' meeting and are accounted for by an appropriation of retained earnings for the year in which the approval and payments are made in accordance with the Japanese Commercial Code ("the Code").

(n) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the accompanying consolidated financial statements for the following year after approval by the shareholders in accordance with the Code.

(o) Foreign currency transactions

Prior to January 1, 2001, the Company and its domestic subsidiaries translated short-term receivables and payables denominated in foreign currencies into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in income to the extent that they are not hedged by foreign exchange forward contracts or currency option contracts. The effect of adoption of the revised standard was not material to loss before income taxes and minority interests.

(p) Foreign currency financial statements

The balance sheet accounts of foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity. Revenue and expense accounts of foreign subsidiaries are translated into Japanese yen at the average annual exchange rate.

(q) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange, interest rates and commodity prices. Foreign exchange forward contracts and currency option contracts are utilized by the Companies to reduce foreign exchange risks. Currency swap contracts and interest rate swaps are utilized by the Companies to reduce foreign exchange risks and interest rate risks. Also, commodity futures contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for derivative financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: (i) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in income; and (ii) gains or losses on derivatives be deferred until maturity of the hedged transactions for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items. In addition, under these standards, two accounting methods for derivative transactions designated as hedging of foreign exchange exposure associated with a forecasted transaction are permitted, which are: (i) gains or losses on derivative instruments shall be recognized as either assets or liabilities; or (ii) hedged items shall be translated at the contract rates in derivative instruments. The effect of adopting the new accounting standards for derivative financial instruments and the revised accounting standard for foreign currency transactions was not material to loss before income taxes and minority interests.

The Company's foreign exchange forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at fair value and the unrealized gains/losses are deferred until the underlying transactions are completed. Other foreign exchange forward contracts, currency swap contracts and currency option contracts employed to hedge foreign exchange exposures to changes in fair value and in cash flow are also measured at fair value but the unrealized gains/losses are recognized in income. Long-term debt denominated in foreign currencies for which foreign exchange forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations is translated at the contracted rate if the foreign exchange forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gains or losses on commodity future contracts in a hedge to fluctuations of commodity prices are recognized currently in income.

(r) Per share of common stock

The computation of basic net income per share is based on the weighted average number of shares of common stock outstanding during each year. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year (or at the time of issuance), with an applicable adjustment for related interest expense, net of tax.

Cash dividends per share presented in the accompanying statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(s) Reclassification

Certain consolidated financial statement items previously reported have been reclassified to conform to the current year's presentation.

NOTE 4—INVENTORIES

Inventories at December 31, 2001 and 2000 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Finished products	**¥239,069**	¥248,797	**$1,811,815**
Work in process	**20,077**	20,799	**152,156**
Raw materials and supplies	**82,228**	87,703	**623,176**
Total	**¥341,374**	¥357,299	**$2,587,147**

NOTE 5—INVESTMENTS IN SECURITIES

Information regarding each category of available-for-sale securities at December 31, 2001 is as follows:

	Millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥36,125**	**¥64,096**	**¥(438)**	**¥99,783**
Debt securities	**5,000**	**—**	**(14)**	**4,986**

	Thousands of U.S. dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$273,778**	**$485,760**	**$(3,320)**	**$756,218**
Debt securities	**37,893**	**—**	**(106)**	**37,787**

Available-for-sale securities whose fair value is not readily determinable as of December 31, 2001 are mainly as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Equity securities	**¥ 2,561**	**$ 19,409**

Proceeds from sales of available-for-sale securities for the year ended December 31, 2001 are ¥632 million ($4,790 thousand). Gross realized gains and losses on these sales, computed on the moving-average cost basis, are ¥93 million ($705 thousand) and ¥438 million ($3,319 thousand), respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2002	—	—
Due 2003 to 2007	—	—
Due 2008 to 2012	**¥4,986**	**$37,787**
Due 2013 and thereafter	—	—
Total	**¥4,986**	**$37,787**

Carrying amounts and aggregate market values of current and non-current marketable equity securities included in marketable securities and investment securities at December 31, 2000 are as follows:

			Millions of yen
	Carrying amount	Aggregate market value	Unrealized gain (loss)
Current:			
Debt securities	¥ 22	¥ 22	—
Total current	22	22	—
Non-current:			
Equity securities	38,324	116,359	¥78,035
Debt securities	13	13	—
Total non-current	38,337	116,372	78,035
Total	¥38,359	¥116,394	¥78,035

The difference between the above carrying value and the amounts shown in the accompanying consolidated balance sheets principally consists of commercial paper and non-marketable securities for which there is no readily available market from which to obtain or calculate the market value thereof.

NOTE 6—SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at December 31, 2001 and 2000 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Short-term bank loans, weighted average interest rate of 3.4% at December 31, 2001, and 6.2% at December 31, 2000	**¥ 180,871**	¥269,242	**$ 1,370,754**
Commercial paper, weighted average interest rate of 3.7% at December 31, 2001, and 7.0% at December 31, 2000	**2,039**	16,443	**15,453**
Total	**¥ 182,910**	¥285,685	**$ 1,386,207**

Long-term debt at December 31, 2001 and 2000 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Borrowings from banks, insurance companies and others, denominated primarily in Japanese yen, U.S. dollar and European currencies			
Secured	**¥ 6,519**	¥ 5,434	**$ 49,405**
Unsecured	**515,077**	156,830	**3,903,577**
1.6% yen convertible bonds, due 2002	**16**	16	**121**
1.9% yen convertible bonds, due 2003	**2,480**	2,480	**18,795**
Unsecured Euro Medium-Term Notes, due 2001 to 2003 with interest ranging from 0.1% to 1.0%	**8,844**	15,719	**67,026**
1.7% yen unsecured straight bonds due, 2007	**20,000**	20,000	**151,573**
2.0% yen unsecured straight bonds due, 2010	**30,000**	30,000	**227,359**
12.5% Indian rupee secured private placement bonds	**—**	500	**—**
Total	**582,936**	230,979	**4,417,856**
Less current portion	**(148,276)**	(51,571)	**(1,123,729)**
Long-term debt, less current portion	**¥ 434,660**	¥179,408	**$ 3,294,127**

The 1.6% unsecured yen convertible bonds with ¥30,000 million of principal amounts were issued on October 26, 1987. The bonds are subject to conversion currently at ¥1,340 ($10.15) for one share of the common stock of the Company through December 30, 2002. At December 31, 2001, 12 thousand additional shares of common stock of the Company would have been issued upon full conversion at the current conversion price. The bonds are redeemable, at the option of the Company, in whole or in part at 100% of the principal amount plus interest accrued.

The 1.9% unsecured yen convertible bonds with ¥60,000 million of principal amounts were issued on October 21, 1988. The bonds are subject to conversion currently at ¥1,334 ($10.11) for one share of the common stock of the Company through December 30, 2003. At December 31, 2001, 1,859 thousand additional shares of common stock of the Company would have been issued upon full conversion at the current conversion price. The bonds are redeemable, at the option of the Company, in whole or in part at prices which range from 101% to 100% of the principal amount plus interest accrued.

Annual maturities of long-term debt at December 31, 2001 are as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2002	¥148,276	$1,123,729
2003	306,023	2,319,235
2004	1,638	12,414
2005	18,549	140,576
2006	6,891	52,224
2007 and thereafter	101,559	769,678
Total	¥582,936	$4,417,856

The aggregate carrying amount of assets pledged as collateral for short-term bank loans of ¥45,498 million ($344,812 thousand) and long-term bank loans of ¥6,519 million ($49,405 thousand) at December 31, 2001 is ¥79,649 million ($603,630 thousand).

Each of BFAH and its major subsidiaries entered into separate revolving credit agreements, with a syndicate of banks providing an aggregate borrowing commitment of $3.2 billion which expires January 7, 2003, with terminating former credit agreement. On January 30, 2002, the Company contributed $1.3 billion to BFAH which was used to repay the revolving credit, thereby reducing the total borrowing commitment to $2.16 billion. These credit agreements also contain restrictive covenants which the respective subsidiaries were in compliance with at December 31, 2001.

NOTE 7—RETIREMENT AND PENSION PLANS

The Company and its domestic subsidiaries have contributory defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, non-contributory defined benefit tax-qualified pension plans and severance indemnity plans.

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheet at December 31, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	¥(599,442)	$(4,542,948)
Service cost	(21,806)	(165,260)
Interest cost	(25,728)	(194,983)
Plan participants' contributions	(1,385)	(10,496)
Plan amendments	2,311	17,514
Curtailment and termination benefits	(4,379)	(33,187)
Actuarial loss	(2,174)	(16,476)
Foreign currency exchange rate changes	(27,282)	(206,760)
Benefits paid	26,595	201,554
Projected benefit obligation at end of year	¥(653,290)	$(4,951,042)
Change in plan assets:		
Fair value of plan assets at beginning of year	¥ 554,771	$ 4,204,403
Actual return on plan assets	(128,943)	(977,211)
Foreign currency exchange rate changes	37,871	287,011
Employer contribution	9,730	73,740
Plan participants' contributions	1,385	10,496
Settlements	(1,581)	(11,982)
Benefits paid	(18,882)	(143,100)
Fair value of plan assets at end of year	¥ 454,351	$ 3,443,357
Funded status	(198,939)	(1,507,685)
Unrecognized transitional obligation	17,721	134,301
Unrecognized actuarial loss	21,079	159,750
Unrecognized prior service cost	4,683	35,491
Amounts recognized in the balance sheet	¥(155,456)	$(1,178,143)
Prepaid benefit cost	38,468	291,535
Other	4,815	36,491
Accrued pension and liability for retirement benefits	¥(198,739)	$(1,506,169)

Of the accrued pension and liability for retirement benefits noted above, a liability of postretirement benefits of ¥41,142 million ($311,800 thousand) is included in the consolidated balance sheet at December 31, 2001.

The components of the net periodic benefit costs for the year ended December 31, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
Service cost	¥ 21,806	$ 165,260
Interest cost	25,728	194,983
Expected return on plan assets	(40,098)	(303,888)
Amortization of transitional obligation	1,973	14,952
Recognized actuarial gain	(8,237)	(62,425)
Amortization of prior service cost	2,979	22,577
Net periodic benefit costs	¥ 4,151	$ 31,459

Net periodic benefit costs noted above do not include pension costs for defined contribution pension plans of ¥4,106 million ($31,118 thousand) for certain foreign subsidiaries.

Assumptions used for the year ended December 31, 2001 are set forth as follows:

Discount rate	Principally 3.0%
Expected rate of return on plan assets	Principally 3.0%
Amortization period of prior service cost	3 to 12 years
Recognition period of actuarial gain or loss	Principally 10 years
Amortization period of transitional obligation	10 years

NOTE 8—SHAREHOLDERS' EQUITY

The Company and its domestic subsidiaries are subject to the Code to which certain amendments became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated, resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserves. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥31,279 million ($237,052 thousand) and ¥31,277 million at December 31, 2001 and 2000, respectively.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by resolution of the shareholders and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved at the general shareholders' meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

In 2000 and 1999 the Company issued 21 thousand and 13,700 thousand shares, respectively, of common stock in connection with conversions of bonds.

The Company has a stock option plan. The stock option plan which was approved at the general shareholders' meetings held on March 29, 2001 and March 30, 2000 provides options for purchases of the Company's common stock for an aggregate number of 208 thousand and 215 thousand shares, respectively, for the directors and selected employees of the Company, based on the market price at the date of granting the options. The exercise periods of the stock options are from April 1, 2003 to March 31, 2008 and from April 1, 2002 to March 31, 2007, respectively.

The Company is authorized by its Articles of Incorporation, pursuant to the Japanese regulations, to acquire and retire up to 82,000 thousand shares of its common stock with its retained earnings, whenever deemed necessary by the Board of Directors. At December 31, 2001, no common stock had been acquired under this authorization.

Reporting of comprehensive income

Comprehensive income, referred to as changes in equity from nonowner sources, consists of net income and other comprehensive income which is classified into items such as minimum pension liability adjustments, net unrealized gains on securities and foreign currency translation adjustments. Comprehensive income for the year ended December 31, 2001 is as follows:

	Millions of yen	Thousands of U.S. dollars
Net income	¥17,389	$131,785
Other comprehensive income, before tax:		
Minimum pension liability adjustments	(2,698)	(20,447)
Net unrealized gains on securities:		
Unrealized holding gains during the year	63,785	483,402
Foreign currency translation adjustments	19,380	146,874
Total	80,467	609,829
Income tax expense related to items of other comprehensive income	(26,726)	(202,546)
Other comprehensive income, net of tax	53,741	407,283
Comprehensive income	¥71,130	$539,068

NOTE 9—RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are charged to income as incurred. Research and development expenses are ¥62,755 million ($475,597 thousand) and ¥61,116 million for the years ended December 31, 2001 and 2000, respectively. Advertising costs are ¥103,049 million ($780,970 thousand) and ¥85,845 million for the years ended December 31, 2001 and 2000, respectively.

NOTE 10—OTHER INCOME (EXPENSES)

Impairment losses on assets

During the year ended December 31, 2001, certain subsidiaries in the Americas recognized impairment loss for property, plant and equipment and goodwill related primarily to tire operations in accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

North American plant restructuring costs

In December 2001, a certain subsidiary in the U.S. closed its Decatur, Illinois, tire plant in the U.S. This action was taken due to the need to match tire production capacity to anticipated demand. The costs of the plant closure include termination benefits and curtailments of ¥17,820 million ($135,051 thousand), disposal of property, plant and equipment of ¥9,098 million ($68,950 thousand) and other exit costs.

Loss on voluntary tire recall

A certain subsidiary in the U.S. recorded voluntary tire recall related costs and provision for settlements, primarily of product liability suites and claims. Further detail of those events is described in Note 15.

NOTE 11—INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.9% for the years ended December 31, 2001 and 2000, and 47.5% for the year ended December 31, 1999. The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Deferred tax assets:			
Retirement and severance benefits	**¥ 63,876**	¥ 60,067	**$ 484,092**
Accrued expenses	**26,274**	27,465	**199,121**
Provision for voluntary tire recall	**28,764**	15,565	**217,992**
Intercompany profits	**25,295**	24,956	**191,701**
Net operating loss carryforwards for tax purposes	**155,772**	—	**1,180,538**
Impairment of losses on assets	**29,488**	—	**223,479**
Other	**48,393**	56,605	**366,753**
Less valuation allowance	**(30,328)**	—	**(229,845)**
Total	**347,534**	184,658	**2,633,831**
Deferred tax liabilities:			
Depreciation	**(25,992)**	(23,797)	**(196,984)**
Reserve for deferred gains on sales of fixed assets for tax purposes	**(10,747)**	(10,881)	**(81,448)**
Unrealized gains on securities	**(26,726)**	—	**(202,546)**
Other	**(17,815)**	(20,216)	**(135,013)**
Total	**(81,280)**	(54,894)	**(615,991)**
Net deferred tax assets	**¥266,254**	¥129,764	**$2,017,840**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Normal effective statutory tax rate	(41.9)%	41.9%	47.5%
Change in income tax rate	—	—	4.9
Expenses not deductible for income tax purpose	9.8	7.3	1.6
Tax rate differences in unrealized profit	—	4.7	—
Lower income tax rates applicable to income in certain foreign countries	13.1	2.2	(4.2)
Loss on the transfer of subsidiaries' stock	(117.9)	—	—
Change in valuation allowance for deferred income tax assets	21.7	—	—
Other—net	(0.5)	0.6	0.3
Actual effective tax rate	(115.7)%	56.7%	50.1%

A deferred tax liability related to the undistributed earnings of subsidiaries and certain affiliated companies has not been recognized in the accompanying consolidated financial statements. The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation. At December 31, 2001 and 2000, the amounts of undistributed earnings of foreign companies were ¥94,933 million ($719,462 thousand) and ¥101,090 million, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable.

NOTE 12—DERIVATIVES

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign exchange risk associated with assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the year ended December 31, 2001 and such amounts which are assigned to the associated assets or liabilities and are recorded on the balance sheet at December 31, 2001 are excluded from the disclosure of fair value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The Companies had the following derivative contracts outstanding at December 31, 2001 and 2000:

	Millions of yen					
	2001			2000		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	¥29,318	¥30,947	¥(1,629)	—	—	—
Euro	5,121	5,419	(298)	—	—	—
Australian dollar	5,431	5,875	(444)	¥ 4,918	¥ 5,313	¥ (395)
British pound	2,084	2,143	(59)	6,553	6,467	86
Other	3,427	3,348	79	570	625	(55)
Buy:						
U.S. dollar	3,378	3,420	42	5,352	5,177	(175)
Japanese yen	958	953	(5)	5,379	4,851	(528)
Other	1,114	1,132	18	1,017	1,052	35
Currency option contracts:						
Options written:						
U.S. dollar	9,817	228	(72)	—	—	—
Euro	6,961	121	(12)	—	—	—
Options purchased:						
U.S. dollar	9,492	109	(47)	—	—	—
Euro	6,833	96	(13)	—	—	—
Currency swap contracts:						
Japanese yen receipt, U.S. dollar payment	—	—	—	3,517	(286)	(286)
U.S. dollar receipt, Spanish peseta payment	485	175	175			
U.S. dollar receipt, Deutsche mark payment	344	93	93			
U.S. dollar receipt, U.S. dollar payment	1,582	405	405			
Interest rate swap contracts:						
Fixed rate receipt, floating rate payment	—	—	—	5,300	14	14
Floating rate receipt, fixed rate payment	33,986	(1,861)	(1,861)	95,607	(1,649)	(1,649)
Floating rate receipt, floating rate payment	1,165	(65)	(65)	1,066	(68)	(68)
Commodity future contracts:						
Natural rubber:						
Sell	112	110	2	—	—	—
Buy	98	99	1	731	672	(59)

	Contract amount	Fair value	Unrealized gains (losses)
		2001	
			Thousands of U.S. dollars
Foreign currency forward contracts:			
Sell:			
U.S. dollar	$222,190	$234,536	$(12,346)
Euro	38,810	41,069	(2,259)
Australian dollar	41,160	44,524	(3,364)
British pound	15,794	16,241	(447)
Other	25,972	25,373	599
Buy:			
U.S. dollar	25,601	25,919	(318)
Japanese yen	7,260	7,222	38
Other	8,443	8,579	(136)
Currency option contracts:			
Options written:			
U.S. dollar	74,399	1,728	(546)
Euro	52,755	917	(91)
Options purchased:			
U.S. dollar	71,936	826	(356)
Euro	51,785	728	(99)
Currency swap contracts:			
U.S. dollar receipt, Spanish peseta payment	3,676	1,326	1,326
U.S. dollar receipt, Deutsche mark payment	2,607	705	705
U.S. dollar receipt, U.S. dollar payment	11,989	3,069	3,069
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	257,567	(14,104)	(14,104)
Floating rate receipt, floating rate payment	8,829	(493)	(493)
Commodity future contracts:			
Natural rubber:			
Sell	849	834	15
Buy	743	750	7

NOTE 13—CONTINGENT LIABILITIES AND COMMITMENTS

(a) Contingent liabilities

At December 31, 2001, the Companies had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Trade notes discounted	¥7,809	$ 59,182
Guarantees and similar items of bank borrowings	1,124	8,518
Total	¥8,933	$ 67,700

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The lease payments under noncancelable operating leases for the year ended December 31, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
Not later than one year	¥ 28,131	$ 213,194
Later than one year	147,724	1,119,545
Total	¥175,855	$1,332,739

(c) Litigation

See Note 15 for contingent legal liabilities in relation to the voluntary tire recall.

NOTE 14—SEGMENT INFORMATION

Information about industry segments, geographic segments and sales to foreign customers of the Companies for the years ended December 31, 2001, 2000 and 1999 is as follows:

(a) Information by industry segment

Year ended December 31, 2001	Millions of yen				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**¥1,687,235**	**¥446,590**	**¥2,133,825**	**—**	**¥2,133,825**
Inter-segment	**877**	**16,087**	**16,964**	**¥(16,964)**	**—**
Total	**¥1,688,112**	**¥462,677**	**¥2,150,789**	**¥(16,964)**	**¥2,133,825**
Operating income	**¥ 91,803**	**¥ 25,438**	**¥ 117,241**	**¥ 782**	**¥ 118,023**
Identifiable assets	**¥2,069,044**	**¥385,253**	**¥2,454,297**	**¥(10,504)**	**¥2,443,793**
Depreciation and amortization	**¥ 115,947**	**¥ 18,098**	**¥ 134,045**	**¥ (1,125)**	**¥ 132,920**
Capital expenditures	**¥ 96,737**	**¥ 22,049**	**¥ 118,786**	**¥ (358)**	**¥ 118,428**

Year ended December 31, 2000	Millions of yen				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,560,182	¥446,720	¥2,006,902	—	¥2,006,902
Inter-segment	1,597	20,581	22,178	¥(22,178)	—
Total	¥1,561,779	¥467,301	¥2,029,080	¥(22,178)	¥2,006,902
Operating income	¥ 123,134	¥ 38,005	¥ 161,139	¥ 646	¥ 161,785
Identifiable assets	¥1,672,670	¥376,668	¥2,049,338	¥(10,760)	¥2,038,578
Depreciation and amortization	¥ 105,181	¥ 16,118	¥ 121,299	¥ (1,374)	¥ 119,925
Capital expenditures	¥ 123,781	¥ 20,835	¥ 144,616	¥ (829)	¥ 143,787

Year ended December 31, 1999	Millions of yen				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,638,304	¥447,416	¥2,085,720	—	¥2,085,720
Inter-segment	1,079	25,506	26,585	¥(26,585)	—
Total	¥1,639,383	¥472,922	¥2,112,305	¥(26,585)	¥2,085,720
Operating income	¥ 201,148	¥ 35,620	¥ 236,768	¥ 9	¥ 236,777
Identifiable assets	¥1,445,584	¥361,687	¥1,807,271	¥(14,527)	¥1,792,744
Depreciation and amortization	¥ 102,631	¥ 17,321	¥ 119,952	¥ (1,488)	¥ 118,464
Capital expenditures	¥ 159,402	¥ 21,352	¥ 180,754	¥ (1,391)	¥ 179,363

Year ended December 31, 2001	Thousands of U.S. dollars				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**$12,786,927**	**$3,384,539**	**$16,171,466**	**—**	**$16,171,466**
Inter-segment	**6,647**	**121,917**	**128,564**	**$(128,564)**	**—**
Total	**$12,793,574**	**$3,506,456**	**$16,300,030**	**$(128,564)**	**$16,171,466**
Operating income	**$ 695,741**	**$ 192,785**	**$ 888,526**	**$ 5,926**	**$ 894,452**
Identifiable assets	**$15,680,516**	**$2,919,689**	**$18,600,205**	**$ (79,606)**	**$18,520,599**
Depreciation and amortization	**$ 878,719**	**$ 137,158**	**$ 1,015,877**	**$ (8,526)**	**$ 1,007,351**
Capital expenditures	**$ 733,134**	**$ 167,101**	**$ 900,235**	**$ (2,713)**	**$ 897,522**

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, auto maintenance, etc.

Other: Chemical products, industrial rubber products, sporting goods, bicycles, industrial machines, etc.

(b) Information by geographic segment

Year ended December 31, 2001	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	**¥ 826,947**	**¥918,307**	**¥216,026**	**¥172,545**	**¥2,133,825**	**—**	**¥2,133,825**
Inter-segment	**179,126**	**5,053**	**4,107**	**56,051**	**244,337**	**¥(244,337)**	**—**
Total	**¥1,006,073**	**¥923,360**	**¥220,133**	**¥228,596**	**¥2,378,162**	**¥(244,337)**	**¥2,133,825**
Operating income (loss)	**¥ 136,365**	**¥ (33,569)**	**¥ 4,504**	**¥ 15,055**	**¥ 122,355**	**¥ (4,332)**	**¥ 118,023**
Identifiable assets	**¥1,286,419**	**¥867,380**	**¥205,451**	**¥196,322**	**¥2,555,572**	**¥(111,779)**	**¥2,443,793**

Year ended December 31, 2000	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 830,924	¥826,358	¥193,231	¥156,389	¥2,006,902	—	¥2,006,902
Inter-segment	183,153	5,755	4,337	52,579	245,824	¥(245,824)	—
Total	¥1,014,077	¥832,113	¥197,568	¥208,968	¥2,252,726	¥(245,824)	¥2,006,902
Operating income	¥ 133,560	¥ 12,593	¥ 5,737	¥ 12,894	¥ 164,784	¥ (2,999)	¥ 161,785
Identifiable assets	¥1,028,626	¥749,945	¥189,863	¥174,361	¥2,142,795	¥(104,217)	¥2,038,578

Year ended December 31, 1999	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 851,223	¥865,246	¥221,509	¥147,742	¥2,085,720	—	¥2,085,720
Inter-segment	202,004	4,994	5,061	52,044	264,103	¥(264,103)	—
Total	¥1,053,227	¥870,240	¥226,570	¥199,786	¥2,349,823	¥(264,103)	¥2,085,720
Operating income	¥ 143,018	¥ 61,854	¥ 9,963	¥ 16,161	¥ 230,996	¥ 5,781	¥ 236,777
Identifiable assets	¥ 997,481	¥595,483	¥173,598	¥143,395	¥1,909,957	¥(117,213)	¥1,792,744

Year ended December 31, 2001	Thousands of U.S. dollars						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	**$6,267,124**	**$6,959,507**	**$1,637,181**	**$1,307,654**	**$16,171,466**	**—**	**$16,171,466**
Inter-segment	**1,357,529**	**38,295**	**31,125**	**424,790**	**1,851,739**	**$(1,851,739)**	**—**
Total	**$7,624,653**	**$6,997,802**	**$1,668,306**	**$1,732,444**	**$18,023,205**	**$(1,851,739)**	**$16,171,466**
Operating income (loss)	**$1,033,460**	**$ (254,407)**	**$ 34,134**	**$ 114,096**	**$ 927,283**	**$ (32,831)**	**$ 894,452**
Identifiable assets	**$9,749,291**	**$6,573,551**	**$1,557,037**	**$1,487,851**	**$19,367,730**	**$ (847,131)**	**$18,520,599**

The major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Africa, etc.

(c) Overseas Sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2001	2000	1999	**2001**	**2001**	2000	1999
Areas:							
The Americas	¥ 914,856	¥ 821,304	¥ 863,461	$ 6,933,354	42.9%	40.9%	41.4%
Europe	227,328	205,805	229,135	1,722,834	10.7	10.3	11.0
Other	235,249	221,076	230,318	1,782,865	11.0	11.0	11.0
Total	¥1,377,433	¥1,248,185	¥1,322,914	$10,439,053	64.6%	62.2%	63.4%

The major countries and areas included in each geographic area are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Middle East, Africa, etc.

NOTE 15—VOLUNTARY TIRE RECALL COSTS AND LEGAL LIABILITIES

In May 2000, the National Highway Traffic Safety Administration in the U.S. ("NHTSA") began an investigation of all Firestone Radial ATX, ATX II, Wilderness AT, and other similar tires produced by BFS.

On August 9, 2000, BFS announced a voluntary safety recall of (i) P235/75R15 Firestone Radial ATX and ATX II tires; and (ii) P235/75R15 Wilderness AT tires produced at the Decatur, Illinois, plant. This decision was based on a number of factors, including customer claims information. BFS estimated that approximately 6.5 million of the affected tires were in service at that time. After replacing substantially all of the estimated tires in service, BFS announced completion of the August 9, 2000, recall on August 29, 2001.

On October 4, 2001, the NHTSA announced an "initial determination" that a safety-related defect existed in certain P235/75R15 and P255/70R16 Wilderness AT tires manufactured by BFS before May 1998 that were installed on sport utility vehicles and were not included in the August 9, 2000, recall. BFS strongly disagreed with the NHTSA's finding, but agreed to replace the tires in question on a voluntary basis; it also decided to replace, on a customer-satisfaction basis, that portion of the same tire universe mounted on pickup trucks. BFS estimated that potentially 760 thousand tires could be affected by this voluntary replacement program, which was completed on January 31, 2002. As a result of the October 4, 2001, replacement program implemented by BFS, the NHTSA closed the investigation begun in May 2000.

In September 2000, the NHTSA also began a separate investigation of BFS's Steeltex R4S and Steeltex AT tires. Effective April 9, 2002, the NHTSA closed such separate investigation. BFS will not be taking any action with respect to these tires.

On May 21, 2001, BFS announced, following expiration of its current contracts with Ford Motor Company ("Ford"), it would stop supplying tires to Ford in the Americas. BFS cited the serious erosion of its business relationship with Ford as the reason for the termination.

On May 22, 2001, Ford announced a campaign to replace all Firestone Wilderness AT tires mounted on Ford vehicles, citing a lack of "confidence" in such tires. Ford estimated that the campaign would encompass approximately 13 million tires with its considerable financial impact. The Ford announcement did not allege safety-related defects in the tires and did not request support of any kind from BFS. Ford has not made any claim for reimbursement of any part of its costs related to its replacement campaign. In any case, BFS has strongly disagreed with Ford's determination to proceed with its replacement program, and BFS has not made financial provision for any expense associated with the Ford campaign.

There can be no assurance regarding any future actions by Ford.

BFS has been named as a defendant in numerous product liability suits and claims alleging that death, personal injury, property damage and/or loss resulted from tread separations in the tires under the August 9, 2000, recall or the May 2000 NHTSA investigation, and the Company has been named as a defendant in some of those cases. Most such cases also name Ford as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in the majority of the alleged accidents). Many of the product liability suits and claims also seek punitive damages. BFS management believes that most of the potential claims involving accidents related to the tires under the August 9, 2000, recall or the May 2000 NHTSA investigation have now been submitted to BFS, and BFS management plans to continue offering reasonable settlements and to defend its position aggressively where such settlements are not possible. Some of the cases filed in U.S. courts involve plaintiffs who are not U.S. citizens and/or accidents that occurred outside the U.S. BFS and the Company have moved to dismiss cases relating to accidents that occurred outside the U.S. On March 25, 2002, the U.S. Federal court denied BFS's and Ford's motions to dismiss certain Colombian and Venezuelan cases.

In addition, various class action lawsuits have also been filed against BFS and the Company generally seeking expansion of the August 9, 2000, recall or relief for alleged economic losses sustained because of tires or the manner of the recall's implementation; many also seek punitive damages or injunctive relief. Most of the class action lawsuits were filed after the August 9, 2000, recall announcement and have been filed on behalf of individuals who have never been in an accident related to the recalled tires. BFS and the Company filed motions to dismiss the master complaint in the U.S. Federal court, and the motions were partially granted. On November 28, 2001, the U.S. Federal court certified class actions against BFS, the Company and Ford; the companies appealed and, on February 11, 2002, the U.S. Court of Appeals for the Seventh Circuit agreed to hear those appeals on an interlocutory basis. In addition, a State court in South Carolina certified a state-wide class action against BFS. BFS and the Company intend to vigorously defend each of the class action lawsuits.

In September 2000, the Attorneys General for all 50 states of the U.S., plus those representing the District of Columbia, Puerto Rico and the U.S. Virgin Islands, opened a multi-state working group investigation of the tires under the May 2000 NHTSA investigation and of BFS's handling of recall-related issues. On November 8, 2001, BFS reached a settlement with the Attorneys General for all 53 jurisdictions providing for (i) payment to the Attorneys General, covering the various jurisdictions' attorneys' fees, public service announcements concerning tire safety, and other monetary payments; and (ii) a restitution program for reconsideration and arbitration of those claims which were submitted by owners of tires covered by the August 9, 2000, recall's reimbursement program which were denied in whole or in part.

For the fiscal years 2001 and 2000, BFS has recorded $661 million and $754 million provisions, respectively, presented as loss on voluntary tire recall in the accompanying consolidated statements of income, for the direct costs of voluntary tire recall and for product liability suits and claims, class actions and the Attorneys General settlements, net of anticipated proceeds from product liability insurance recoveries, and BFS has paid $479 million and $406 million, respectively.

There can be no assurance that product liability suits and claims and class action lawsuits will be resolved as currently envisioned, and, accordingly, the ultimate liability could be higher. While it is not possible to predict or determine the outcome of the open product liability suits and claims and class action lawsuits brought against BFS, in the opinion of BFS management, the ultimate disposition of these product liability suits and claims and class action lawsuits could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of the Company's Americas operation.

Two securities cases were filed in January 2001 against BFS and the Company, alleging misrepresentations regarding the quality of the tires under investigation in connection with the May 2000 NHTSA investigation. Both cases allege causes of action under the U.S. Securities Exchange Act. On April 10, 2001, the cases were consolidated. BFS and the Company intend to vigorously defend themselves and believe the consolidated case is without merit.

Several governmental authorities in Venezuela are conducting investigations of accidents in Venezuela involving Ford Explorers equipped with Firestone tires, most of which were locally made by BFS's subsidiary in Venezuela. On September 5, 2000, BFS's Venezuelan subsidiary announced a Customer Satisfaction Program for 15" and certain 16" Wilderness tires which had been unintentionally mislabeled as having five plies when they in fact had four. An investigation is being conducted by the prosecutor's office in Caracas, Venezuela, to determine whether criminal charges should be brought against any directors, officers and managers of either BFS's Venezuelan subsidiary or Ford of Venezuela following a report submitted by the consumer protection agency of the Venezuelan government, INDECU, to the Venezuelan Attorney General. Although the ultimate liability, if any, with respect to the Venezuela-related matters cannot be ascertained, in the opinion of the local management, the ultimate disposition of these other contingent liabilities will not materially affect the financial position or liquidity of the Company's Americas operations.

NOTE 16—SUBSEQUENT EVENTS

On March 28, 2002, the shareholders of the Company approved the payment of a cash dividend of ¥8.0 ($0.06) per share, or a total of ¥6,886 million ($52,186 thousand), to shareholders of record as of December 31, 2001. In addition, a stock option plan was approved, which provides options to purchase 264 thousand shares of the Company's common stock by directors and selected employees of the Company, based on the market price at the date of granting the options. The exercise period of the stock options is from April 1, 2004, to March 31, 2009.

NOTE 17—SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The accompanying consolidated financial statements of the Companies have been prepared in accordance with Japanese GAAP, which differs from U.S. GAAP in certain material respects.

The following table sets forth the reconciliation to U.S. GAAP net loss for the year ended December 31, 2001 and shareholders' equity at December 31, 2001.

	Millions of yen		Thousands of U.S. dollars	
	Net income (loss)	Shareholders' equity	Net income (loss)	Shareholders' equity
Amounts reported in the consolidated financial statements under Japanese GAAP	¥ 17,389	¥835,144	$ 131,785	$6,329,246
Adjustments—income (loss) before income taxes and minority interests:				
(a) Employers' accounting for pensions	3,138	(15,274)	23,782	(115,756)
(b) Business combinations	434	(2,659)	3,289	(20,152)
(c) Functional currency in highly inflationary economies	(1,965)	3,383	(14,892)	25,639
(d) Amortization of goodwill	(3,252)	42,506	(24,646)	322,137
(e) Impairment of goodwill (See the following note.)	(38,682)	—	(293,156)	—
(f) Other adjustments	(161)	4,755	(1,221)	36,036
Income taxes—deferred	(1,534)	3,662	(11,626)	27,753
Minority interests	15	549	114	4,161
Effects of U.S. GAAP adjustments	(42,007)	36,922	(318,356)	279,818
Amounts determined in accordance with U.S. GAAP (See the following note.)	¥(24,618)	¥872,066	$(186,571)	$6,609,064

Note: The net income is reconciled to a loss of ¥24,618 million in accordance with U.S. GAAP, primarily caused by the impairment loss of goodwill by ¥38,682 million, while, under Japanese GAAP, the goodwill had already been amortized fully in 1997. Therefore, no adjustment related to the impairment of goodwill is required to shareholders' equity for the reconciliation purpose to U.S. GAAP.

The significant differences between Japanese GAAP and U.S. GAAP that would apply to the Companies are as follows:

(a) Employers' accounting for pensions
Under Japanese GAAP, accrued pension and liability for retirement benefits, with certain minor exceptions, resulting from companies' defined benefit pension plans have been determined based on the projected benefit obligation and plan assets at the balance sheet date. Net periodic pension costs are attributed to each year of an employee's service by the periodical straight-line basis that attributes the same amount of the pension benefits to each year of service. Unrecognized actuarial net gain or loss that has not been recognized as a part of net periodic pension cost is amortized within the average remaining service years of the employees. Under U.S. GAAP, such liability and costs are determined in accordance with SFAS No.87.

(b) Business combinations
Under Japanese GAAP, the Company accounted for business combinations using the pooling of interests method. Had the business combinations been accounted for in accordance with U.S. GAAP, they would need to have been accounted for using the purchase method.

(c) Functional currency in highly inflationary economies
Under U.S. GAAP, the financial statements of a foreign entity in a highly inflationary economy shall be remeasured as if the functional currency were the reporting currency. Accordingly, the financial statements of those entities shall be remeasured in the reporting currency. Such remeasurement is not permissible under Japanese GAAP.

(d) Amortization of goodwill
Effective January 1, 1997, certain foreign subsidiaries changed the amortization period of certain goodwill from 40 to 5 years. The cumulative effect of the change of ¥98,872 million was treated retroactively by a charge to income in 1997. U.S. GAAP continues to require that goodwill be amortized over its estimated useful life, not to exceed 40 years.

(e) Impairment of goodwill
In 2001, U.S. GAAP required impairment of certain goodwill in accordance with SFAS No.121. Under Japanese GAAP, the goodwill had already been amortized fully in 1997.

(f) Other adjustments
Other adjustments include the compensated absences, inventory valuation, capitalization of leased assets, capitalization of interests, derivative instruments and hedging activities and other items.

In addition, major reclassification differences are as follows:

(a) Free share distributions
As permitted by the Code, prior to April 1, 1991, the Company had made free share distributions which were accounted for by a transfer from additional paid-in capital to common stock or without any transfers in the capital accounts. Companies in the U.S. issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the U.S. companies, ¥239,111 million ($1,812,133 thousand) would have been transferred from retained earnings to appropriate capital accounts at December 31, 2001.

(b) Reclassification of certain other expenses
Under Japanese GAAP, impairment losses on assets, loss on voluntary tire recall and North American plant restructuring costs, totaling ¥203,164 ($1,539,704 thousand), are reported as other expenses, whereas such expenses would need to be reported as a component of the operating section under U.S. GAAP.

Recent pronouncements

SAB No.101—In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No.101, "Revenue Recognition in Financial Statements. SAB No.101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB No.101 on January 1, 2001. The adoption of SAB No.101 did not have a material effect on the Company's consolidated financial position or results of operations.

SFAS No.133—During 1998, the FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", which had an initial adoption date of January 1, 2000. During 1999, the FASB postponed the adoption date of SFAS No.133 until January 1, 2001. SFAS No.133, as amended by SFAS No.138, requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive income will be reclassified as income in the periods in which income are affected by the hedged item. The adoption of SFAS No.133, as amended, did not have a material effect on the Company's consolidated financial position or results of operations.

SFAS Nos.141 and 142—In June 2001, the FASB issued SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets," SFAS No.141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No.142 requires that goodwill and certain other intangibles no longer be amortized, but instead be tested for impairment at least annually. SFAS No.142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. The Company has not yet determined the impact, if any, the adoption of SFAS Nos.141 and 142 will have on its consolidated financial position and results of operations.

SFAS No.143—In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations," SFAS No.143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. SFAS No.143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company has not yet determined the impact, if any, the adoption of SFAS No.143 will have on its consolidated financial position and results of operations.

SFAS No.144—In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No.121. SFAS No.144 retains the fundamental provisions of SFAS No.121 for (i) recognition and measurement of the impairment of long-lived assets to be held and used and (ii) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS No.144 is effective for fiscal years beginning after December 15, 2001. The Company has not yet determined the impact, if any, the adoption of SFAS No.144 will have on its consolidated financial position and results of operations.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81 -3-3457-7321
Fax :+81 -3-3457-1694
www.tohmatsu.co.jp

Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of Bridgestone Corporation:

We have examined the consolidated balance sheet of Bridgestone Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, all expressed in Japanese yen. The consolidated financial statements of Bridgestone Corporation and subsidiaries for the years ended December 31, 2000 and 1999, were audited by other auditors whose reports, dated March 29, 2001 and March 30, 2000, respectively, expressed an unqualified opinion on those statements and included explanatory paragraphs that described the changes in the method of accounting for retirement benefits and pension costs for the year ended December 31, 1999, and the significant legal matters and the investigation of the National Highway Traffic Safety Administration in the United States of America for the year ended December 31, 2000. Our examination was made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Bridgestone Corporation and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP") applied on a consistent basis.

As discussed in Note 3, effective January 1, 2001, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments and a revised accounting standard for foreign currency transactions.

As discussed in Note 15 to the consolidated financial statements, certain subsidiaries in the Americas are involved in significant legal matters related to tires which have been voluntarily recalled. In addition, Ford Motor Company announced a campaign to replace all Firestone Wilderness AT tires mounted on Ford Motor Company vehicles.

Our examination comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Our examination was made for the purpose of forming an opinion on the basic Japanese GAAP consolidated financial statements taken as a whole. The supplemental information in Note 17 as to accounting differences between Japanese GAAP and the accounting principles generally accepted in the United States of America is presented for purposes of additional analysis and is not a required part of the basic Japanese GAAP consolidated financial statements. This information has been subjected to the auditing procedures applied in our examination of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic Japanese GAAP consolidated financial statements taken as a whole.

Deloitte Touche Tohmatsu

March 28, 2002, except for Note 15 paragraph 4, as to which the date is April 9, 2002

Directors, Corporate Auditors and Corporate Officers

BOARD OF DIRECTORS

Shigeo Watanabe
Chairman of the Board

Keisuke Suzuki
Member of the Board

Akira Sonoda
Member of the Board

Isao Togashi
Member of the Board

Hiroshi Kanai
Member of the Board

Yasuo Fujita
Member of the Board

Shoshi Arakawa
Member of the Board

John T. Lampe
Member of the Board
Chairman, Chief Executive Officer and President of Bridgestone/Firestone Americas Holding, Inc.

CORPORATE AUDITORS

Executive Members
Takao Amase
Akio Harada

Non Executive Members
Akio Kashima
Hiroshi Ishibashi

CORPORATE OFFICERS

Shigeo Watanabe
President, Chief Executive Officer

Keisuke Suzuki
Executive Vice President
Advisor to the President; concurrently responsible for Original Equipment and International Operations

Akira Sonoda
Executive Vice President
Advisor to the President; concurrently responsible for Diversified Products

Isao Togashi
Executive Vice President
Advisor to the President; concurrently responsible for Tire Technology and for Tire Production and Distribution

Hiroshi Kanai
Senior Vice President, Chief Financial Officer
Responsible for Corporate Administration and for Americas and Europe Operations

Yasuo Fujita
Vice President & Senior Officer
Responsible for Replacement Sales

Shoshi Arakawa*
Vice President & Senior Officer
Chairman, Chief Executive Officer and President of Bridgestone/Firestone Europe S. A.

Iki Harada
Vice President & Senior Officer
Research & Development and Product Planning

Atsuo Kasori
Vice President & Senior Officer
Kyushu Tire Plants Management

Akira Inohara
Vice President & Senior Officer
Purchasing

Akira Inoue
Vice President & Senior Officer
Tire Development

Shigeru Iwasawa
Vice President & Senior Officer
Electro-Materials

Hiroshi Kawakami
Vice President & Senior Officer
Chemical and Industrial Products

Yasuyoshi Kawaguchi*
Vice President & Senior Officer
Vice Chairman of Bridgestone/Firestone Americas Holding, Inc.; concurrently North American Tire Operations

Masaharu Oku
Vice President & Senior Officer
Tire Production Technology

Tatsuya Okajima
Vice President & Senior Officer
Original Equipment Sales

Hiromichi Odagiri
Vice President & Officer
Overseas Operations

Minekazu Fujimura
Vice President & Officer
Product Planning & Development Division

Hideki Inose
Vice President & Officer
Off-the-Road, Aircraft and Motorsports Tire Sales

Katsunori Yamaji
Vice President & Officer
Chemical Products

Shigehisa Sano*
Vice President & Officer
Executive Vice President of Bridgestone/Firestone Americas Holding, Inc.; concurrently Product Development

Kazuhiko Sukegawa
Vice President & Officer
General Manager of Kanto District Branch

Osamu Inoue
Vice President & Officer
Quality, Safety and Environment

Tomoyuki Izumisawa
Vice President & Officer
General Affairs and Director of Executive Office

Shoji Mizuochi
Vice President & Officer
Finance

* *Standing of corporate officer; seconded to subsidiary*

(as of April 1, 2002)

Major Subsidiaries and Affiliates

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	**Bridgestone/Firestone Argentina S.A.I.C.**	100%	US$100	Manufacture and sale of tires and automotive components
Australia	**Bridgestone Australia Ltd.**	60.3%	A$18,259	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	**Bridgestone/Firestone Europe S.A.**	100%	€318,668	Holding company for European operations and tire marketing
	Bridgestone Aircraft Tire (Europe) S.A.	100%	BF56,000	Retread and sale of aircraft tires
Brazil	**Bridgestone/Firestone do Brasil Industria e Comercio Ltda.**	100%	R$102,919	Manufacture and sale of tires and automotive components
Canada	**Bridgestone/Firestone Canada Inc.**	100%	C$98,401	Manufacture and sale of tires and automotive components
Chile	**Bridgestone/Firestone Chile, S.A.**	89.7%	US$38,979	Manufacture and sale of tires
China	**Bridgestone (Tianjin) Tire Co., Ltd.**	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	73.5%	US$20,000	Manufacture and sale of tires
Costa Rica	**Bridgestone/Firestone de Costa Rica, S.A.**	98.6%	US$9,631	Manufacture and sale of tires
France	**Bridgestone/Firestone France S.A.**	100%	€74,090	Manufacture and sale of tires and automotive components
Germany	**Bridgestone/Firestone Deutschland G.m.b.H.**	100%	€14,000	Sale of tires and automotive components
India	**Bridgestone ACC India Ltd.**	64%	RP1,552,000	Manufacture and sale of tires
Indonesia	**P.T. Bridgestone Tire Indonesia**	51.0%	US$24,960	Manufacture and sale of tires
Italy	**Bridgestone/Firestone Italia S.p.A.**	100%	€38,775	Manufacture and sale of tires
Japan	**Bridgestone Cycle Co., Ltd.**	97.7%	¥1,870,000	Manufacture and sale of bicycles, industrial machinery
	Bridgestone Finance Corporation	100%	¥50,000	Finance
	Bridgestone Flowtech Corporation	100%	¥605,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100%	¥2,000,000	Manufacture and sale of vibration-isolating rubber for automobiles and other industrial applications
	Bridgestone Sports Co., Ltd.	100%	¥3,000,000	Manufacture and sale of sporting goods
	Bridgestone Tire Tokyo Hanbai K.K. (Bridgestone Tire Tokyo Sales Co., Ltd.)	100%	¥1,050,000	Sale of tires
	Bridgestone Tire Chubu Hanbai K.K. (Bridgestone Tire Chubu Sales Co., Ltd.)	99.7%	¥1,380,000	Sale of tires
	Bridgestone Tire Osaka Hanbai K.K. (Bridgestone Tire Osaka Sales Co., Ltd.)	100%	¥990,000	Sale of tires
	Bridgestone Tire Hokkaido Hanbai K.K. (Bridgestone Tire Hokkaido Sales Co., Ltd.)	100%	¥2,033,200	Sale of tires
	Bridgestone Tire Kyushu Hanbai K.K. (Bridgestone Tire Kyushu Sales Co., Ltd.)	100%	¥2,000,000	Sale of tires

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	**Bridgestone/Firestone de Mexico, S.A. de C.V.**	100%	MXP96,876	Manufacture and sale of tires
The Netherlands	**Bridgestone/Firestone Benelux B.V.**	100%	€2,515	Sale of tires
	Bridgestone Finance Europe B.V.	100%	€225	Finance
New Zealand	**Bridgestone/Firestone New Zealand Ltd.**	100%	NZ$42,349	Manufacture and sale of tires
Poland	**Bridgestone/Firestone Poland Limited Liability Company**	100%	Zl 558,058	Manufacture and sale of tires
Portugal	**Bridgestone/Firestone Portuguesa, Lda.**	100%	€1,125	Sale of tires
Russia	**Bridgestone C.I.S. L.L.C.**	100%	RB68,474	Sale of tires
Singapore	**Bridgestone Singapore Pte., Ltd.**	100%	S$1,000	Purchase and delivery of natural rubber
South Africa	**Bridgestone/Firestone South Africa Holdings (Pty) Ltd.**	93.7%	ZAR15	Holding company for tire manufacturing and marketing company
Spain	**Bridgestone/Firestone Hispania S.A.**	99.7%	€56,726	Manufacture and sale of tires
Sweden	**Bridgestone/Firestone Sweden AB**	100%	Skr8,600	Sale of tires and automotive components
Switzerland	**Bridgestone/Firestone (Schweiz) AG**	100%	S.Fr.8,850	Sale of tires
Taiwan	**Bridgestone Taiwan Co., Ltd.**	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	**Thai Bridgestone Co., Ltd.**	67.1%	B400,000	Manufacture and sale of tires
Turkey	**Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.**	42.9%	TL7,441,875,000	Manufacture and sale of tires
United Kingdom	**Bridgestone/Firestone U.K. Ltd.**	100%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100%	£250	Sale of engineered products
U.S.A.	**Bridgestone/Firestone Americas Holding, Inc.**	100%	US$127,000	Holding company for operations in the Americas
	Bridgestone/Firestone North American Tire, LLC	100%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100%	US$1	Manufacture and sale of roofing materials, synthetic rubber and other products
	Morgan Tire & Auto, Inc.	52.5%	US$1	Sales of tires
	Bridgestone APM Company	100%	US$15,000	Manufacture, marketing, and sale of vibration-isolating rubber for automobiles
	Bridgestone Aircraft Tire (USA), Inc.	100%	US$1	Retread and sale of aircraft tires
Venezuela	**Bridgestone/Firestone Venezolana C.A.**	100%	Bs66,700	Manufacture and sale of tires

(as of December 31, 2001)

Major Products

TIRES AND TUBES

for passenger cars, trucks, buses, construction and mining vehicles, commercial vehicles, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

AUTOMOTIVE PARTS

- wheels for passenger cars, trucks, buses

INDUSTRIAL PRODUCTS

Belts
- steel cord conveyor belts
- fabric conveyor belts
- belt-related commodities
- pipe conveyor systems

Hoses
- braided hoses
- hydraulic hoses
- automobile hoses

Vibration-Isolating and Noise-Insulating Materials
- air springs
- dampers
- noise-insulating systems

Waterproofing Materials
- water stoppers
- waterproof sheets for civil engineering

Rubber Tracks

Inflatable Rubber Dams

Multi-Rubber Bearings

Marine Products
- marine fenders
- marine hoses
- dredging hoses
- oil booms
- fish-breeding reservoirs
- anticorrosive pipe covers
- silt barriers

Vibration-Isolating Rubber
for vehicles, railway cars, industrial machinery

CHEMICAL PRODUCTS

Building Materials
- FRP panel water tanks
- unit flooring systems
- panel roof tiles
- steel fiber for concrete reinforcement
- roofing materials
- bathroom fixtures

Thermal Insulating Polyurethane Foam Products
for general building, housing

Office Equipment Components

Flexible Polyurethane Foam Products
for bedding, furniture, vehicles, industry

Ceramic Foam

Lenear Light Guide

SPORTING GOODS

- golf balls
- golf clubs
- tennis shoes
- tennis rackets
- tennis balls
- golf swing diagnostic system

BICYCLES

OTHER PRODUCTS

- weighing systems

Corporate Data

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81 -3-3567-0111 Fax: +81 -3-3535-2553
Web site: www.bridgestone.co.jp

Established
1931

Employees
104,700

Certified Public Accountants
Deloitte Touche Tohmatsu/Tohmatsu & Co.

Technical Centers
Bridgestone: Tokyo, Japan
Bridgestone/Firestone: Akron, Ohio, U.S.A.
Bridgestone/Firestone Europe: Rome, Italy

Consolidated Subsidiaries
456 companies

(As of December 31, 2001)

Shareholder Information

Paid-in Capital
¥125,115 million

Shares
Authorized: 1,500,000,000
Issued and Outstanding: 861,245,547

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	1996	1997	1998	1999	2000	2001	2002
High	2,270	3,070	3,540	4,120	2,725	1,678	1,914
Low	1,560	1,980	2,080	2,170	938	800	1,305

2002: 1st Quarter

Common Stock Price Index
(Relative to Nikkei Stock Average)



270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
COMMON STOCK PRICE INDEX
NIKKEI STOCK AVERAGE
12/88 6/89 12/89 6/90 12/90 6/91 12/91 6/92 12/92 6/93 12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 3/02

Note: Relative value is based on 100 at the end of December 1988.

BRIDGESTONE CORPORATION
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp

May 2002
Printed in Japan